Exhibit 2.2

Execution Copy

ASSET PURCHASE AGREEMENT

among

G Force LLC,

as the Seller

and

Atlantic Broadband (SC), LLC,

as the Buyer

Dated as of July 13, 2006

i

EXHIBITS AND SCHEDULES

EXHIBITS

Exhibit A	Form of Deed
Exhibit B	Form of Bill of Sale and Assumption Agreement
Exhibit C	Form of Adjustment Escrow Agreement
Exhibit D	Form of the Seller Note
Exhibit E	Form of Pre-Closing Escrow Agreement
Exhibit F	Net Working Capital Calculation
Exhibit G	Financing Letter

DISCLOSURE SCHEDULES

Section 1.1(a)	Excluded Contracts
Section 1.1(b)	Seller’s Knowledge
Section 1.1(c)	Other Permitted Encumbrances
Section 1.1(d)	Upgrade Equipment
Section 2.1(a)	Programming Agreements as Transferred Assets
Section 2.2(l)	Other Excluded Assets
Section 3.1	Organization and Qualification
Section 3.3	Conflicts; Required Filings and Consents
Section 3.4	Other Encumbrances
Section 3.5(a)	Audited Financial Statements
Section 3.5(b)	System Reports
Section 3.6	Absence of Certain Changes or Events
Section 3.7(a)	Compliance with Law
Section 3.7(b)	Franchises, Licenses and Permits
Section 3.7(c)	Section 626 Letters; Operations Without a Franchise
Section 3.8	Litigation
Section 3.9	Employee Plans
Section 3.10(b)	Labor or Employment Matters
Section 3.10(c)	Union Activities
Section 3.11(a)	Real Property
Section 3.11(b)	Encumbrances upon Real Property; Compliance with Law; Condemnation
Section 3.11(d)	Easements
Section 3.12(a)	Must-Carry and Retransmission Election
Section 3.12(c)	Pending Rate Complaints
Section 3.12(d)	Statements of Account
Section 3.13	Tax Matters
Section 3.14	Environmental
Section 3.15	Contracts
Section 3.16	System Information
Section 3.18(a)	Intellectual Property
Section 3.18(b)	Infringement

Section 3.19	Tangible Personal Property
Section 3.20	Related Party Transactions
Section 3.22	Guaranties
Section 5.1(a)	Conduct of the Systems Prior to the Closing
Section 5.1(b)	Capital Projects
Section 5.1(c)(iv)	Promotional Campaigns
Section 5.1(c)(x)	Acquisition of Material Assets
Section 5.4	Employee Lists
Section 6.3(d)	Required Consents

v

ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT, dated as of July 13, 2006 (this “Agreement”), among G Force, LLC, a North Carolina limited liability company (the “Seller”), Atlantic Broadband (SC), LLC, a Delaware limited liability company (the “Buyer”) and, solely for purposes of Article VII, Atlantic Broadband Finance, LLC, a Delaware limited liability company (the “Parent”). Capitalized terms used herein shall have the meanings set forth in Article I.

RECITALS

A. The Seller owns and operates Cable Systems (as defined in the Communications Act) located in the counties of Aiken, Barnwell, Bamberg and Allendale, South Carolina (collectively, the “Systems”).

B. The Seller has agreed to sell the Systems to the Buyer by conveying to the Buyer all of the Seller’s rights, title and interests in and to the Transferred Assets upon the terms and conditions set forth in this Agreement.

C. The Buyer has agreed to acquire the Transferred Assets and assume the Assumed Liabilities upon the terms and conditions set forth in this Agreement.

AGREEMENT

In consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Certain Defined Terms. For purposes of this Agreement:

“Action” means any claim, action, suit, arbitration or proceeding by or before any Governmental Authority.

“Active Customer” means a subscriber of the applicable service from a System, but excluding (i) any subscriber who is more than two billing periods past due in the payment of any amount in excess of $10 payable to any System, (ii) any subscriber who has not paid at least one full month’s payment for any service and (iii) any subscriber, with respect to a service, which service is pending disconnection for any reason. For purposes of making “past due” calculations with respect to the foregoing clause (i), the billing statements of a System will be deemed to be due and payable on the first day of the period during which the service to which such billing statements relates is provided.

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person.

“Ancillary Agreements” means (i) the Bill of Sale and Assumption Agreement, (ii) general warranty deeds with respect to each parcel of Real Property in the forms (as applicable) included herein on Exhibit A (each, a “Deed”), (iii) Retained Franchise Management Agreements (if any), (iv) the Pre-Closing Escrow Agreement, (v) the Adjustment Escrow Agreement, and (vi) all other instruments and documents necessary for the Systems to transfer the Transferred Assets or for the Buyer to assume the Assumed Liabilities.

“Antitrust Division” means the Antitrust Division of the United States Department of Justice.

“Applicable Employees” means all of the following:

(a) all persons who are active System Employees on the Closing Date, including System Employees on vacation and System Employees on a regularly scheduled day off from work. System Employees who, on the Closing Date, are on temporary leave for purposes of jury or annual two-week national service/military duty shall be deemed to be active System Employees;

(b) System Employees who on the Closing Date are on nonmedical leave of absence; provided, however, that no such System Employee shall be guaranteed reinstatement to active service if his or her return to employment is contrary to the terms of his or her leave, unless otherwise required by applicable Law (for purposes of the foregoing, nonmedical leave of absence shall include maternity or paternity leave, leave under the Family and Medical Leave Act of 1993, educational leave, military leave with veteran’s reemployment rights under federal Law, or personal leave, unless any of such is determined to be a medical leave); and

(c) System Employees who on the Closing Date are on disability or medical leave and for whom it has been 180 calendar days or less since their last day of active employment; provided, however, that no such System Employee shall be guaranteed reinstatement to active service if he is incapable of working in accordance with the policies, practices and procedures of the Buyer.

“Basic Services” means the lowest tier of cable television programming sold to subscribers as a package, including broadcast and satellite service programming for which a subscriber pays a fixed monthly fee to a System, but not including Pay TV.

“Bill of Sale and Assumption Agreement” means a bill of sale and assignment and assumption agreement in the form of that attached hereto as Exhibit B, pursuant to which the Seller shall (i) transfer to the Buyer all of the Tangible Personal Property and (ii) assign to the Buyer all of the intangible personal property included in the Transferred Assets and the Buyer shall assume the Assumed Liabilities.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in any of The City of New York, New York, or Boston, Massachusetts.

“Buyer Group” means the Parent and its Subsidiaries.

“Buyer Material Adverse Effect” means any event, change, circumstance, effect or state of facts that is materially adverse to the ability of the Buyer to perform its obligations under this Agreement or the Ancillary Agreements or to consummate the transactions contemplated hereby or thereby.

“Cable Act” means Title VI of the Communications Act, the Cable Communications Policy Act of 1984, the Cable Television Consumer Protection and Competition Act of 1992, the provisions of the Telecommunications Act of 1996 amending Title VI of the Communications Act and the rules and regulations and published decisions of the FCC thereunder, in each case as amended and in effect from time to time.

“Closing Net Working Capital” means (x) the Current Assets of the Seller as of the Closing Time minus (y) the Current Liabilities of the Seller as of the Closing Time (in each case, including any Current Assets and Current Liabilities related to the Retained Franchises).

“Closing Time” means 12:01 a.m. (New York time) on the Closing Date.

“Code” means the Internal Revenue Code of 1986, as in effect from time to time.

“Communications Act” means the Communications Act of 1934, as amended, 47 U.S.C. Sections 151 et seq., including amendments by the Cable Communications Policy Act of 1984, the Cable Television Consumer Protection and Competition Act of 1992, and the Telecommunications Act of 1996, and as may be further amended, and the rules and regulations and published decisions of the FCC thereunder, as in effect from time to time.

“control”, including the terms “controlled by” and “under common control with”, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by contract or otherwise.

“CPA Firm” means an independent “Big Four” accounting firm (other than PricewaterhouseCoopers LLP) to be mutually agreed by the Seller and the Buyer, or such other firm of independent certified public accountants as to which the Seller and the Buyer shall mutually agree.

“Current Assets” means, without duplication, the following assets of the Seller:

(i) all prepaid expenses (other than supplies or inventory), credits, copyright fees, FCC regulatory fees, and Franchise or License fees or charges, in each case to the extent the benefit of such prepayments, credits, expenses and deposits will be realized by the Buyer after the Closing Date;

(ii) all deposits that are held by third parties as of the Closing Time for the account of the Seller or as security for the Seller’s performance of obligations, including deposits on leases and deposits for utilities, in each case to the extent the Buyer will benefit from such deposits after the Closing Date; and

(iii) all accounts receivable; provided, however, that:

(A) only (1) 95% of accounts receivable from any subscriber from whom more than $10 is past due more than 30 and up to 60 days as of the Closing Date, (2) 95% of accounts receivable resulting from advertising sales from any account debtor from whom any amount is past due more than 30 and up to 60 days from the date of invoice as of the Closing Date, and (3) 90% of accounts receivable resulting from advertising sales from any account debtor from whom any amount is past due more than 90 and up to 120 days from the date of invoice as of the Closing Date, shall be included as “Current Assets”; and

(B) none of (1) any accounts receivable from any subscriber from whom more than $10 is past due more than 60 days as of the Closing Date or (2) any accounts receivable resulting from advertising sales from any account debtor from whom any amount is past due more than 120 days from the date of invoice as of the Closing Date, shall be included as “Current Assets”.

Anything herein to the contrary notwithstanding, Current Assets shall not include: (w) intercompany allocations and other payments of overhead charges; (x) prepaid insurance expenses and bonds; (y) prepaid wages, salaries, payroll taxes and expenses, benefits, perquisites and other compensation related expenses; or (z) any Excluded Asset or prepaid expenses related to any Excluded Asset. For purposes of making “past due” calculations for customer accounts pursuant to the foregoing clause (iii), the applicable billing statements will be deemed to be due and payable on the first day of the period during which the service to which such billing statements relates is provided.

“Current Liabilities” means, without duplication, the following liabilities of the Seller to the extent relating to the Systems:

(i) all advance payments to, or funds of third parties on deposit with, the Seller as of the Closing Time (including any interest thereon), including advance payments and deposits by subscribers served by the Systems for converters, encoders, decoders, cable television service and related sales, in each case to the extent relating to obligations to be performed after the Closing Date;

(ii) the economic value of all accrued and unused vacation leave that Buyer credits to the Transferred Employees in accordance with Section 5.4(c), where economic value is the amount equal to the cash compensation that would be payable to each such employee at his or her level of compensation on the Closing Date for a period equal to such accrued and unused vacation leave;

(iii) all other current liabilities except to the extent included in Excluded Liabilities;

(iv) the current and long-term portions of all liabilities related to Launch Fees or other advance promotional payments under any Programming Agreement; and

(v) the current and long-term portions of all liabilities under each installment sale agreement and other agreements included in the Contracts under which Buyer will be obligated to pay the deferred purchase price of property or services;

“Deferred Purchase Price” means an amount equal to $7,000,000 minus (i) the amount of any adjustment to the Base Purchase Price required to be applied against the Seller Note pursuant to Section 2.6(d) (which adjustments shall be determined and deemed effective as set forth in Section 2.9), and minus (ii) the amount of any Losses owing to Buyer Indemnified Parties under Article VII and required to be paid by means of a reduction in the principal amount of the Seller Note pursuant to Section 7.6.

“Digital Services” means an optional tier of digital video services offered by the Systems to their customers.

“Disputed Item” means any item for which Seller has provided Buyer with a Working Capital Objection in accordance with Section 2.9(c)(ii) or a Subscriber Objection in accordance with Section 2.9(d)(ii).

“EBU” (or Equivalent Basic Unit) means, as of any date and for each System, all subscribers of either Basic Services or Expanded Basic Services, without duplication, of such System who are billed for such service, as the case may be, either in a single household, a commercial establishment or in a multi-unit dwelling (including a hotel unit), but excluding (i) any subscriber who is more than two billing periods past due in the payment of any amount in excess of $10 payable to such System, (ii) any subscriber of Basic Services or Expanded Basic Services who has not paid in cash in full the applicable System’s regular basic monthly subscription rate for such service (excluding installation or other non-recurring charges), without discount, for at least one month, (iii) any subscriber, with respect to such service, which service is pending disconnection for any reason, and (iv) any subscriber resulting from a Capital Project conducted pursuant to Section 5.1(b); and provided, further, that the number of subscribers in a multi-unit dwelling or commercial establishment (each, a “Building”) that obtain service on a “bulk-rate” basis will be determined by dividing the gross bulk-rate billings for both Basic Services and Expanded Basic Services, without duplication, (but, in each case, excluding billings from a la carte tiers, Digital Services or Pay TV, installation or other non-recurring charges, converter rental or new product tiers or from any outlet or connection other than such customer’s first, or from any pass-through charges for sales taxes, line-itemized franchise fees, fees charged by the FCC and the like) attributable to such Building during the most recent billing period ended prior to the date of calculation (but excluding billings in excess of a single month’s charge) by the retail rate charged during the billing period to individual households in the applicable service area for Basic Services or combined Basic Services and Expanded Basic Services, according to the level of service provided to a particular Building, from such System as of the Closing Date (but, in each case, excluding a la carte tiers, Digital Services or Pay TV, installation or other non-recurring charges, converter rental or new product tiers or from any outlet or connection other than the first, or from any pass-through charges for sales taxes, line-itemized franchise fees, fees charged by the FCC and the like). For example, if the gross bulk-rate billings for both Basic Services and Expanded Basic Service (with the exclusions described above) for a multi-unit dwelling for a billing period are $250 and the retail rate charged during that billing period to individual households (with the exclusions described above) is $50, then that multi-dwelling unit will have five (5) EBUs. For purposes of making “past due” calculations with respect to the foregoing clause (i), the billing statements of a System will be deemed to be due and payable on the first day of the period during which the service to which such billing statements relates is provided.

“Employee Plans” means all “employee benefit plans” within the meaning of Section 3(3) of ERISA, all formal written plans and all other compensation and benefit plans, contracts, policies, programs and arrangements of the Seller or any of its ERISA Affiliates (other than routine administrative procedures) in effect as of the date hereof, including all pension, profit sharing, savings and thrift, bonus, stock bonus, stock option or other cash or equity-based incentive or deferred compensation, severance pay and medical and life insurance plans in which any of the System Employees or their dependents participate.

“Encumbrance” means any charge, claim, mortgage, lien, option, pledge, security interest or other restriction of any kind.

“Environmental Laws” mean any Laws, including all common law: (i) related to releases or threatened releases to soil, surface water, groundwater, air or any other environmental media of any substance, hazardous material or other substance or compound regulated under Laws or to which liability or standards of conduct may be imposed including petroleum or any refined product or fraction or derivative thereof (“Hazardous Substances”); (ii) governing the use, treatment, storage, disposal, transport or handling of Hazardous Substances; or (iii) related to pollution, radiation, noise, odor, the protection of the environment, or the protection of human health. Such Environmental Laws shall include the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Emergency Planning and Community Right-to-Know Act, the Clean Air Act, the Clean Water Act, the Safe Drinking Water Act and the Toxic Substances Control Act.

“Equipment” means electronic devices, trunk and distribution coaxial and optical fiber cable, amplifiers, drops, power supplies, switches, conduit, vaults and pedestals, grounding and pole hardware, subscriber devices (including droplines, converters, cable modems, encoders, transformers behind television sets, set-top boxes, cable modems and fittings), headend and hub hardware (including origination, earth stations, transmission and distribution systems), test equipment, antennas, towers, guy anchors, ground radials, tools, computer hardware, trunk and distribution cable, decoders for scrambled satellite signals, CMTS, routers servers, and video-on-demand equipment, together with any express or implied warranty by the manufacturers or sellers or lessors of any item or component part thereof and all maintenance records and other documents relating thereto. The Equipment shall include the Upgrade Equipment.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder, as in effect from time to time.

“ERISA Affiliates” means, with respect to the Seller, (i) any corporation which at any time on or before the Closing Date is or was a member of the same controlled group of corporations (within the meaning of Section 414(b) of the Code) as the Seller; (ii) any partnership, trade or business (whether or not incorporated) which at any time on or before the Closing Date is or was under common control (within the meaning of Section 414(c) of the Code) with the Seller; (iii) any entity, which at any time on or before the Closing Date is or was a member of the same affiliated service group (within the meaning or Section 414(m) of the Code) as the Seller, any corporation described in clause (i) above or any partnership, trade or business described in clause (ii) above; and (iv) any entity which at any time on or before the Closing Date is or was required to be aggregated with the Seller under Section 414(o) of the Code.

“Excluded Contracts” means any of the following types of contracts and agreements to which the Seller is a party or by which the Seller is bound that relate to the Systems: (i) Programming Agreements (including music Programming Agreements) and cable guide contracts, but excluding (A) all Retransmission Consent Agreements that, by their terms, will be binding upon Buyer upon Closing or that are assigned to the Buyer pursuant to Section 5.12, and (B) direct Programming Agreements identified as being included in the Transferred Assets in Section 2.1(a) of the Disclosure Schedule; (ii) installment sale agreements and other agreements under which Buyer would be obligated to pay the deferred purchase price of property, except any such agreements that are listed in Section 3.15 of the Disclosure Schedules; (iii) billing contracts and related equipment that is not owned by the Seller; (iv) contracts (including those for management and consulting services) with any of the Seller’s Related Persons; (v) any insurance policies and rights, claims or causes of action thereunder; (vi) contracts with any System Employee or consultant to the Systems (including any agreements relating to Retention Bonuses); (vii) all capital and vehicle leases (which shall be terminated in accordance with Section 5.13); and (viii) contacts identified in Section 1.1(a) of the Disclosure Schedules.

“Expanded Basic Services” means an optional tier of video services offered by each System to its customers other than Basic Services, a la carte tiers, premium services, Digital Services, any new product tier, Pay TV, and High Speed Internet Services.

“Expired Franchise” means any Franchise that (i) has expired by the terms of such Franchise prior to the date of this Agreement or (ii) expires by the terms of such Franchise prior to the Closing Date, in each case without giving effect to any renewal or extension of such Franchise granted or consented to on an interim basis in order to prevent the Franchise from lapsing while the applicable Governmental Authority and the Seller undertake further negotiations as to the terms and conditions of the Franchise renewal.

“FCC” means the Federal Communications Commission.

“Final EBU Statement” means a statement that sets forth the number of EBUs for the Systems (including EBUs related to the Retained Franchises, if any) as of the Closing Time, prepared, or caused to be prepared, by the Buyer in accordance with Section 2.9(d) hereof and, in the event of a Subscriber Objection, as adjusted by agreement of the Buyer and the Seller, or by the CPA Firm, acting pursuant to Section 2.9(e).

“Final Working Capital Statement” means a statement that sets forth the Closing Net Working Capital, prepared, or caused to be prepared, by the Buyer in accordance with Section 2.9(c) hereof and, in the event of a Working Capital Objection, as adjusted by agreement of the Buyer and the Seller, or by the CPA Firm, acting pursuant to Section 2.9(e).

“Franchise” means each franchise (as such term is defined in the Communications Act) granted by a Governmental Authority authorizing the construction, upgrade, maintenance and operation of any part of the Systems.

“Franchise Area” means, with respect to any Franchise, the geographic area in which the Seller is authorized to operate the Systems related to such Franchise.

“FTC” means the Federal Trade Commission.

“GAAP” means United States generally accepted accounting principles as in effect on the date hereof.

“Governmental Authority” means any United States federal, state or local governmental, regulatory or administrative authority, agency or commission or any judicial or arbitral body.

“High Speed Internet Services” means Internet service provider and backbone connectivity services offered by the Systems to their customers through a cable modem and cable modem termination system.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Intellectual Property” means all (i) trade names, trademarks and service marks (registered and unregistered), domain names, trade dress, logos, slogans and similar rights and registrations of and applications to register any of the foregoing, together with the goodwill associated with any of the foregoing (the “Marks”); (ii) patents and patent applications (including reissuances, continuations, continuations-in-part, revisions, divisions, extensions, and reexaminations thereof), patent disclosures and rights in respect of utility models or industrial designs; (iii) copyrights and other works of authorship, whether or not copyrightable (including “look and feel” and databases and other compilations of information), and registrations and applications therefor; (iv) know-how, inventions, discoveries, methods, processes, designs, specifications and improvements thereto (whether or not patentable); (v) trade secrets and other confidential business information, (vi) computer software and firmware (including source code, executable code, data, databases, user interfaces and related documentation) (the “Software”); (vi) other proprietary and intellectual property rights, and (vii) copies and tangible embodiments of any of the foregoing (in whatever form or medium).

“Knowledge” means, with respect to the Seller, the actual knowledge of the individuals identified in Section 1.1(b) of the Disclosure Schedules as of the date of this Agreement (or, with respect to a certificate delivered pursuant to this Agreement, as of the date of delivery of such certificate).

“Launch Fees” means any advance or lump sum payments received by or payable to the Seller or any of its Affiliates in connection with any Programming Agreement used in the operation of the Systems.

“Law” means any statute, law, ordinance, regulation, rule, code, injunction, judgment, decree, ruling, assessment or arbitration award or other restriction of any Governmental Authority or arbitrator.

“LFA Approvals” means all consents, approvals or waivers required to be obtained from any Governmental Authority with respect to the transfer or change in control of any Franchise in connection with the transactions contemplated hereby.

“License” means any material license, permit or other authorization (other than a Franchise) issued by any Governmental Authority, including the FCC, used in the operation of the Systems, including TV translator station licenses and microwave licenses, cable television relay services and television receive only earth station registrations.

“Material Adverse Effect” means any event, change, circumstance, effect or state of facts that is materially adverse to (i) the business, financial condition, operations, assets, liabilities or results of operations of Seller or (ii) the ability of the Seller to perform its obligations under this Agreement or the Ancillary Agreements to which it will be a party or to consummate the transactions contemplated hereby or thereby; provided, however, that none of the following, either alone or in combination, shall be considered in determining whether there has been a “Material Adverse Effect” as contemplated under the foregoing clause (i): (a) events, circumstances, changes, effects or facts that generally affect the cable television industry (other than changes in Law), (b) general economic or political conditions (including a material worsening of current conditions caused by acts of terrorism or war (whether or not declared)), (c) events, circumstances, changes, effects or facts affecting the securities markets generally, or (d) changes arising from the consummation of the transactions contemplated by, or the announcement of the execution of, this Agreement or the transactions contemplated thereby, so long as, in the case of clauses (a), (b) and (c), such event, change, circumstance, effect or facts has not had or could not reasonably be expected to have a materially disproportionate effect on the Seller.

“Objections” means the Working Capital Objection and/or the Subscriber Objection.

“Ordinary Course of Business” means an action taken by a Person or the Systems consistent (including with respect to nature, scope and magnitude) with the past practices, customs and procedures of such Person or Systems and taken in the ordinary course of the normal, day-to-day operations of such Person or Systems.

“Pay TV” means premium programming services selected by and sold to subscribers on an a la carte basis for monthly fees in addition to the fee for Basic Services.

“Permitted Encumbrances” means (a) statutory liens for current Taxes not yet due or delinquent or the validity or amount of which is being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, and which reserves are included in the Current Liabilities if such lien exists as of the Closing Date, (b) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the Ordinary Course of Business relating to obligations or the validity or amount of which is being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, and which reserves are included in the Current Liabilities if such lien exists as of the Closing Date, or pledges, deposits or other liens securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation), (c) zoning, entitlement, conservation restriction and other land use and environmental regulations by any Governmental Authority which are not violated by the current use or occupancy of any parcel of Real Property or the operation of the Systems thereon, (d) any severed mineral or oil and gas estates, or mineral or oil and gas leasehold estates, or rights of a proprietor of a vein or lode to extract or remove his ore, in each instance which do not materially impair the use or occupancy of any parcel of Real Property or building or structure thereon or the operation of the Systems thereon as currently being used, occupied or operated, (e) those Encumbrances described as “Permitted Encumbrances” on Section 1.1(c) of the Disclosure Schedules, (f) any Encumbrances created in connection with or pursuant to an Assumed Liability, and (g) all restrictions, easements, rights-of-way and other similar matters of record affecting title to any parcel of Real Property in each case that do not or would not materially interfere with the present use or occupancy of such Real Property or the operations of the Systems conducted thereon, or servitudes, permits and minor imperfections or irregularities in title which are reflected in the public records and which do not individually or in the aggregate interfere with the right or ability to convey good, marketable and indefeasible title to any parcel of Real Property.

“Person” means an individual, corporation, partnership, limited liability company, limited liability partnership, syndicate, person, trust, association, organization or other entity, including any Governmental Authority, and including any successor, by merger or otherwise, of any of the foregoing.

“Pre-Closing EBU Statement” means the statement that sets forth the estimated number of EBUs for the Systems (including EBUs related to the Retained Franchises, if any) as of the Closing Time, prepared or caused to be prepared, by the Seller in accordance with Section 2.9(b) hereof.

“Pre-Closing Working Capital Statement” means a statement that sets forth an estimate of Closing Net Working Capital, prepared, or caused to be prepared, by the Seller in accordance with Section 2.9(a) hereof.

“Prime Rate” means, as of any date, a rate per annum equal to the “prime rate” publicly announced by Citibank, N.A. as of the day before such date

“Programming Agreement” means any contract pursuant to which Seller has the right to carry audio and/or video content or programming (or pay for or otherwise provide compensation with regard to cable television programming) on any System and all related arrangements, including with respect to programming and launch initiatives and support; provided that the term “Programming Agreement” shall not include any local System leased access agreement required by any Law.

“Price Per EBU” means $2,950.

“Related Person” means, with respect to a specified Person other than an individual:

(b) any Person that is an Affiliate of such specified Person;

(c) any Person that holds a Material Interest in such specified Person;

(d) each Person that serves as a director, officer, partner, executor or trustee of such specified Person (or in a similar capacity);

(e) any Person in which such specified Person holds a Material Interest; and

(f) any Person with respect to which such specified Person serves as a general partner or a trustee (or in a similar capacity).

For purposes of this definition, “Material Interest” means direct or indirect beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of voting securities or other voting interests representing at least 10% of the outstanding voting power of a Person or equity securities or other equity interests representing at least 10% of the outstanding equity securities or equity interests in a Person.

“Required Consents” means any authorization, approval or consent of any Governmental Authority or other Person under any License, Franchise, agreement or other instrument that by law or by its terms requires a third party’s consent as a condition for the Seller to transfer or assign such License, Franchise, agreement or other instrument to the Buyer.

“Retention Bonus” means any bonus or similar payment payable at or after the Closing to a System Employee (including any Transferred Employee) as a result of or in connection with the closing of the transactions contemplated under this Agreement, including any additional amounts required to be paid to any Governmental Authority as a result of the payment of such bonus or payment.

“Retransmission Consent Agreement” means a Programming Agreement whereby the Seller is expressly authorized to retransmit the signal of a commercial broadcasting station (other than a commercial broadcasting station that is a superstation (and that was a superstation on May 1, 1991) that is distributed by satellite carrier and whose signals are distributed outside the local market of the originating station).

“Return” means any return, declaration, report, statement, information statement or other document required to be filed with respect to Taxes, including any schedules thereto or any amendments thereof.

“Subsidiary” means, with respect to any Person, any entity whether incorporated or unincorporated of which at least a majority of the securities or ownership interests having by their terms voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its respective Subsidiaries.

“System Employees” means all individuals employed by the Seller on the Closing Date (including those on approved leaves of absence), whose duties relate primarily to the operations of the Systems.

“Target EBU Count” means 21,000.

“Taxes” means any and all taxes, fees, assessments, levies, tariffs, charges or duties of any kind whatsoever (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority.

“Upgrade Equipment” means that certain upgrade equipment purchased by the Seller for the Systems for an aggregate purchase price of approximately $1,000,000 and listed on Section 1.1(d) of the Disclosure Schedules.

Section 1.2 Table of Definitions. The following terms have the meanings set forth in the Sections referenced below:

Definition	Location
1060 Forms	2.10
Acquisition Date	3.10(b)
Additional Unaudited Financial Statements	5.14(b)
Adjustment Escrow	2.6(b)
Adjustment Escrow Account	2.6(b)
Adjustment Escrow Agent	2.6(b)
Adjustment Escrow Agreement	2.6(b)
Agreement	Preamble
Allocation Schedule	2.10
Assumed Liabilities	2.3
Audited Financial Statements	3.5(a)
Balance Sheet	3.5(a)
Balance Sheet Date	3.5(a)
Base Purchase Price	2.6(a)
Books and Records	2.1(g)
Business Permits	2.1(f)
Buyer	Preamble
Buyer Indemnified Parties	7.2
Buyer’s Financing	5.16(a)
Capital Project	5.1(b)
Capital Project Notice	5.1(b)
Cash Purchase Price	2.6(b)
Claim Notice	7.4(a)
Closing EBU Count	2.6(d)
Closing	2.8(a)
Closing Date	2.8(a)
Competing Acquisition	5.18
Compliance Costs	5.1(b)
Confidential Information	5.6(b)
Contracts	2.1(a)
Deposit	2.7(a)
Disclosure Schedules	Article III
Domain Name Agreement	5.8(b)
Easements	3.11(d)

Employee List	5.5(a)
Excluded Assets	2.2
Excluded Employees	5.4(a)
Excluded Liabilities	2.4
Excluded Marks	2.2(h)
Excluded Representations	7.1
Financing Letter	4.4
Franchise Transfer Resolution	5.7(c)(i)
Guaranties	3.22
Indemnified Party	7.4(a)
Indemnifying Party	7.4(a)
Interim Financial Statements	5.14(d)
Letter of Credit	2.7(a)
Losses	7.2
Material Adverse Effect	6.3(a)
Material Contracts	3.15
Permits	3.7(b)
Phase I Assessment	5.2(d)
Pole Attachment Agreement	3.15(i)
Pre-Closing Escrow Agent	2.7(a)
Pre-Closing Escrow Agreement	2.7(a)
Purchase Price	2.6(a)
Real Property	2.1(b)
Representatives	5.2(a)
Retained Franchise	2.5(b)
Retained Franchise Management Agreement	2.5(b)
Seller	Preamble
Seller Group	5.18
Seller Indemnified Parties	7.3
Seller Note	2.6(b)
Seller’s Auditor	5.14(a)
Seller’s Required Consent Letter	5.7(c)(i)
Subscriber Objection	2.9(d)(ii)
Systems	Recitals
Surveys	6.3(i)
System Report	3.5(b)
Systems	Recitals
Tangible Personal Property	2.1(e)
Termination Date	8.1(c)
Third Party Claim	7.4(a)
Title Company	6.3(h)
Title Policies	6.3(h)
Transfer Tax Returns	5.17(b)
Transfer Taxes	5.17(a)
Transferred Assets	2.1
Transferred Employee	5.4(a)
Transferred Intellectual Property	2.1(h)
Updated Employee List	5.4(a)
Working Capital Objection	2.9(c)(ii)

Section 1.3 Interpretation. In this Agreement, unless a clear contrary intention appears: (i) the singular number includes the plural number and vice versa; (ii) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually; (iii) reference to any gender includes each other gender; (iv) reference to any agreement, document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof; (v) reference to any Law as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder, and reference to any section or other provision of any Law means that provision of such Law from time to time in effect and constituting the substantive amendment, modification, codification, replacement or reenactment of such section or other provision; (vi) “hereunder,” “hereof,” “hereto,” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Article, Section or other provision hereof; (vii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding such term; (viii) with respect to the determination of any period of time, “from” means “from and including” and “to” means “to but excluding”; (ix) references to documents, instruments or agreements shall be deemed to refer as well to all addenda, exhibits, schedules or amendments thereto; (x) the terms “Dollars” and “$” mean United States Dollars; and (xi) references herein to a specific Section, Subsection, Recital, Schedule or Exhibit refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement.

Section 1.4 Accounting Determinations. Unless otherwise specified herein, all accounting terms used herein shall be interpreted and all accounting determinations hereunder shall be made in accordance with GAAP.

Section 1.5 Pro Rations. For purposes of this Agreement, all prepaid or accrued costs and expenses relating to or attributable to the Systems and the Contracts shall be prorated between Seller, on the one hand, and Buyer, on the other hand, as of the Closing Date so that Seller shall bear such costs and expenses for the period up to the Closing Date and Buyer shall bear such costs and expenses for the period from and including the Closing Date; provided that in no event shall the Buyer assume or be responsible for any Excluded Liability.

ARTICLE II

PURCHASE AND SALE

Section 2.1 Purchase and Sale of Transferred Assets. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Seller shall sell, assign, transfer, convey and deliver the Transferred Assets to the Buyer, free and clear of any Encumbrances other than Permitted Encumbrances, and the Buyer shall purchase, acquire, accept and pay for the Transferred Assets and assume the Assumed Liabilities. As used herein, the term “Transferred

Assets” means all right, title and interest in, to and under all of the assets, properties and rights (wherever located), whether tangible or intangible, used or held for use in the Systems (other than the Excluded Assets), as they exist at the Closing Time, including the assets, properties and rights referred to below:

(a) (i) The Programming Agreements described on Section 2.1(a) of the Disclosure Schedules together with (ii) all other contracts and agreements to which the Seller is a party or by which it is bound that related to the Systems or the Transferred Assets, including the Material Contracts, other than those contracts that constitute Excluded Contracts (collectively, the “Contracts”);

(b) all land, together with all structures, facilities, buildings or improvements currently or as of the Closing Time located thereon, all fixtures, systems, equipment and other items of personal property attached or appurtenant thereto and all easements, licenses, rights and appurtenances thereto, owned by the Seller and used or held for use in the operation of the Systems (the “Real Property”);

(c) all assets as of the Closing Time that are Current Assets;

(d) all accounts receivable, notes receivable and other receivables due to the Seller in connection with the Systems, together with any unpaid interest or fees accrued thereon or other amounts due with respect thereto;

(e) all machinery, Equipment, furniture, furnishings, inventories, parts, supplies, spare parts, vehicles and other tangible personal property owned used or held for use in the operation of the Systems (the “Tangible Personal Property”);

(f) to the extent transferable, all Permits used or held for use in the operation of the Systems (the “Business Permits”);

(g) all books of account, general, financial and accounting records, files, invoices, customers and suppliers lists, other distribution lists, billing records, engineering records, drawings, blueprints, schematics, copyright, FCC and other regulatory records, manuals and customer and supplier correspondence owned by the Seller and relating to the Systems (the “Books and Records”);

(h) all Intellectual Property used or held for use in the operation of the Systems, except for the Excluded Marks (the “Transferred Intellectual Property”);

(i) all guaranties, warranties, indemnities and similar rights in favor of the Seller to the extent relating to the Systems, the Transferred Assets or the Assumed Liabilities; and

(j) all rights to causes of action, lawsuits, judgments, claims and demands of any nature in favor of the Seller to the extent relating to the Transferred Assets or the Assumed Liabilities.

Section 2.2 Excluded Assets. Notwithstanding anything contained in Section 2.1 to the contrary, the Seller is not selling, and the Buyer is not purchasing, any of the following assets, all of which shall be retained by the Seller (collectively, the “Excluded Assets”):

(a) all Excluded Contracts;

(b) all state and federal telecommunications Licenses and authorities for non-cable services;

(c) receivables owing to the Seller by any of the Seller’s Affiliates;

(d) the Seller’s cash and cash equivalents;

(e) the Seller’s corporate books and records of internal corporate proceedings, tax records, work papers, and books and records that the Seller is required by Law to retain;

(f) all of the Seller’s bank accounts;

(g) any interest in or right to any refund of Taxes relating to the Systems, the Transferred Assets or the Assumed Liabilities for, or applicable to, any taxable period (or portion thereof) ending on or prior to the Closing Time;

(h) (i) all right, title and interest in, to and under the Mark “G Force” and any Mark incorporating “G-Force”, by itself or in combination with any other Mark (the “Excluded Marks”);

(i) except as specifically provided in Section 5.4, any assets relating to any Employee Plan;

(j) all rights, claims and causes of action relating to any Excluded Asset or any Excluded Liability;

(k) any assets that are not used, or held for use, in the operation of the Systems;

(l) the assets listed in Section 2.2(l) of the Disclosure Schedules; and

(m) all rights of the Seller under this Agreement and the Ancillary Agreements.

Section 2.3 Assumed Liabilities. In connection with the purchase and sale of the Transferred Assets pursuant to this Agreement, at the Closing, the Buyer shall assume and agree to pay, discharge, perform or otherwise satisfy the following liabilities and obligations (except to the extent they constitute Excluded Liabilities) of the Seller to the extent related to the Systems or the Transferred Assets (the “Assumed Liabilities”):

(a) all liabilities of the Seller reflected or reserved against in the Balance Sheet or the notes thereto, regardless of whether such liabilities are required by GAAP to be reflected or reserved against in the Balance Sheet or the notes thereto;

(b) all liabilities as of the Closing Time that are Current Liabilities;

(c) all liabilities accruing, arising out of or relating to the conduct or operation of the Systems or the ownership or use of the Transferred Assets from and after the Closing Time;

(d) all obligations and liabilities under the Contracts and the Permits to be performed or paid on or after, or in respect of periods following, the Closing Time;

(e) any liabilities for fees due to the United States Copyright Office after Closing with respect to copyrights related to programming carried on the Systems;

(f) any liabilities related to Launch Fees or other advance promotional payments under any Programming Agreement; and

(g) all liabilities expressly assumed by the Buyer pursuant to Section 5.4 in respect of or relating to the System Employees or any Employee Plan.

Section 2.4 Excluded Liabilities. Notwithstanding any other provision of this Agreement to the contrary, the Buyer is not assuming, and the Seller shall pay, perform, discharge or otherwise satisfy, the following liabilities and obligations (the “Excluded Liabilities”):

(a) all Taxes arising from or with respect to the Transferred Assets or the operation of the Systems that are incurred in or attributable to any period, or any portion of any period, ending on or prior to the Closing Time (except as otherwise provided in this Agreement);

(b) any liability specifically retained by the Seller pursuant to Section 5.4 arising in respect of or relating to the System Employees or any Employee Plan, including all liabilities for Retention Bonuses, if any;

(c) any liability or obligation accruing under the Contracts or otherwise out of the conduct or operation of the Systems or ownership or use of the Transferred Assets prior to the Closing Time unless and to the extent (1) assumed under Section 2.3 or (2) such liability or obligation is offset by an asset or any post-Closing income related thereto;

(d) any indebtedness of the Seller for borrowed money or guarantees thereof outstanding as of the Closing Time;

(e) any liability or obligation relating to an Excluded Asset (including any liability under any Excluded Contract (except for liabilities for Launch Fees or other advance promotional payments under any Programming Agreement)) or any other Excluded Liability;

(f) any liability or obligation (whether known or unknown) arising under any Environmental Laws or relating to any Hazardous Substances, except to the extent the facts, events or circumstances underlying such liability or obligation is first created by the Buyer’s operation of the Systems or the Transferred Assets from and after the Closing or are attributable to facts, events or circumstances created or first occurring after the Closing and, notwithstanding anything to the contrary in this Agreement, irrespective of whether such liability or obligation attaches to the Seller, any System, or Buyer or any of their respective Affiliates in the first instance;

(g) all liabilities and obligations (A) relating to or arising under any “employee benefit plan” (as defined in Section 3(3) of ERISA) or any other benefit plan, program or arrangement (including any Employee Plan) at any time maintained, sponsored or contributed to by the Seller or any ERISA Affiliate, or with respect to which Seller or any ERISA Affiliate has any current or potential liability or obligation, or (B) pertaining to the employment by, or termination from employment with, the Seller or any ERISA Affiliate, of any individual (including any Transferred Employee), including any liability or obligation relating to payroll, workers’ compensation or unemployment benefits, other than any such liability or obligation expressly and to the extent included in Assumed Liabilities;

(h) any liability arising out of or relating to any employee grievance that arises out of or relates to any event or occurrence prior to the Closing, whether or not the affected System Employees are hired by the Buyer;

(i) any liability or obligation owing (i) by any System to the Seller or its Affiliates or Related Persons or (ii) by the Seller to any of its Affiliates or Related Persons;

(j) any liability to distribute to any stockholders of the Seller, or otherwise apply, all or any part of the consideration received hereunder;

(k) any liability arising out of any legal proceeding pending as of the Closing;

(l) any liability arising out of any legal proceeding commenced after the Closing and arising out of or relating to any occurrence or event happening prior to the Closing;

(m) any liability arising out of or resulting from (A) compliance or noncompliance by the Seller or any System (during periods prior to Closing) with any Law or (B) any tort or act of infringement committed by the Seller or any System (during periods prior to Closing);

(n) any liability of the Seller under this Agreement or any other document executed in connection with the Transaction;

(o) any liability of the Seller based upon acts or omissions of the Seller occurring after the Closing; and

(p) any liability for fees, costs and expenses incurred by the Seller or any System in connection with the transactions contemplated by this Agreement and the Ancillary Agreement.

Section 2.5 Consents to Certain Assignments.

(a) The Buyer agrees that the Seller shall not have any liability to the Buyer arising out of or relating to the failure to obtain any consent, including as set forth in Section 2.5(b) that may be required in connection with the transactions contemplated by this Agreement or the Ancillary Agreements or because of any circumstances resulting therefrom.

(b) If the LFA Approval with respect to any Franchise is not obtained prior to Closing and as a result thereof the Buyer shall be prevented from receiving the rights and benefits with respect to such Franchise intended to be transferred hereunder, or if any attempted transfer or assignment would adversely affect the rights of the Seller thereunder so that the Buyer would not receive all such rights or the Seller would forfeit or otherwise lose the benefit of rights that the Seller is entitled to retain, then such Franchise (each, a “Retained Franchise”) shall not be transferred to the Buyer at Closing, and the Seller and the Buyer shall execute a retained franchise management agreement on terms to be agreed upon in good faith by the Buyer and Seller (each, a “Retained Franchise Management Agreement”) with respect to each Retained Franchise. Each Retained Franchise Management Agreement shall provide that the Buyer shall manage such Retained Franchise on behalf of the appropriate System, subject to the following: (A) the Buyer shall bear all expenses relating to the Retained Franchise and the operation thereof and shall receive the net cash flow from the Systems served under the Retained Franchise as its management fee and (B) such management shall continue with respect to such Retained Franchise until such time as such Retained Franchise is assigned and transferred to the Buyer in accordance with this Agreement or is revoked. The Seller shall transfer, at no additional cost to the Buyer, each Retained Franchise to the Buyer within 10 days after the LFA Approval for such transfer is received (or deemed to have been received in accordance with Section 617 of the Communications Act (47 U.S.C. Section 537)), or six months following the Closing, whichever is sooner. In the event that the Buyer is legally prohibited from managing any Retained Franchise, the Buyer and the Seller shall negotiate in good faith to resolve the management thereof to preserve the purpose and intent of this Section 2.5(b). The Base Purchase Price shall not be reduced in respect of any Franchise not transferred at the Closing, and any adjustments to the Base Purchase Price pursuant to this Agreement shall be made as of the Closing Time as if the Retained Franchises were transferred at the Closing. In addition, the Buyer shall become liable for the Assumed Liabilities with respect to the Retained Franchises as of the Closing Time, and all representations and warranties (except as to those Required Consents that have not been obtained) made in connection with the Retained Franchises shall be made as of the Closing Date rather than any subsequent transfer date. The Buyer shall pay the expenses of defending any legal challenges alleging the premature, unlawful or invalid transfer of any of the Franchises, including reasonable attorneys’ fees and consultants’ fees as well as the actual amount of any judgments obtained by a Governmental Authority resulting from (i) the transfer of any such Franchise without proper consent, or (ii) any action taken by the Buyer as manager and any amounts paid to reinstate any such Franchise revoked (except in the case of an Expired Franchise, in which case Seller shall pay all such expenses). If a Retained Franchise is revoked for any reason, there shall be no compensation or other remuneration paid by any party to another party as a result of such revocation.

Section 2.6 Consideration; Purchase Price Adjustments.

(a) In full consideration for the sale, assignment, transfer, conveyance and delivery (including pursuant to Section 2.5(b)) of the Transferred Assets to the Buyer, at the Closing, the Buyer shall pay to the Seller an aggregate amount of $62,000,000 (the “Base Purchase Price”) and assume the Assumed Liabilities. The Base Purchase Price shall be paid as set forth in Section 2.6(b) and shall be subject to the adjustments described in Section 2.6(c) and Section 2.6(d), which adjustments shall be estimated at the Closing and finally determined after the Closing in accordance with in Section 2.9. The Base Purchase Price as finally adjusted in accordance with this Agreement shall be referred to herein as, the “Purchase Price”.

(b) At the Closing, the Base Purchase Price shall be paid as follows: the Buyer shall: (i) pay to the Seller by wire transfer of immediately available funds to a bank account or accounts designated in writing by the Seller to the Buyer at least two Business Days prior to the Closing Date, an amount equal to (x) $55,000,000 (the “Cash Purchase Price”) less (y) $2,000,000 (the “Adjustment Escrow”); (ii) deposit the Adjustment Escrow with an independent financial institution selected by the Buyer and Seller (the “Adjustment Escrow Agent”) by wire transfer of immediately available funds, to be held by the Adjustment Escrow Agent in an interest bearing account (the “Adjustment Escrow Account”) and disbursed pursuant to the terms of an escrow agreement to be entered into on the Closing Date by and among the Buyer, the Seller and the Adjustment Escrow Agent in the form attached hereto as Exhibit C (the “Adjustment Escrow Agreement”); and (iii) issue to the Seller a 6% subordinated promissory note having a principal amount equal to the Deferred Purchase Price and otherwise in the form attached hereto as Exhibit D (the “Seller Note”); provided that the Cash Purchase Price paid at Closing shall be adjusted in accordance with Section 2.9(a) to reflect the Seller’s estimates of any adjustments required to be made pursuant to Section 2.6(c) or Section 2.6(d).

(c) The Base Purchase Price shall be (i) increased by the amount the Closing Net Working Capital is greater than $0.00 or (ii) decreased by the amount the Closing Net Working Capital is less than $0.00. Any adjustment to the Base Purchase Price required to be made by this Section 2.6(c) shall be applied against the Cash Purchase Price.

(d) The Base Purchase Price shall be decreased, if the number of EBUs of the Systems as of the Closing Time (the “Closing EBU Count”) is less than the Target EBU Count, by an amount equal to (x) the Price Per EBU multiplied by (y) the difference between the Target EBU Count and the Closing EBU Count. Any adjustment to the Base Purchase Price required to be made by this Section 2.6(d) shall be applied (i) 88.7% against the Cash Purchase Price and (ii) 11.3% against the Seller Note.

(e) Funds held in the Adjustment Escrow Account shall be paid in whole or in part in accordance with the terms of the Adjustment Escrow Agreement to (i) the Buyer to the extent necessary to satisfy a payment obligation of the Seller, if any, pursuant to Section 2.9(g), and (ii) to the Seller to the extent of any remaining funds in the Adjustment Escrow Account after payment of any amount to the Buyer pursuant to the preceding clause (i).

Section 2.7 Deposit.

(a) Upon execution and delivery of this Agreement, the Buyer, the Seller and an independent financial institution selected by the Buyer and Seller (the “Pre-Closing Escrow Agent”) shall have entered into an escrow agreement (in the form attached hereto as Exhibit E, the “Pre-Closing Escrow Agreement”) pursuant to which the Buyer shall have deposited with the Pre-Closing Escrow Agent an irrevocable standby letter of credit (the “Letter of Credit”) issued for the benefit of the Pre-Closing Escrow Agent in the face amount of $2,750,000 (the “Deposit”), to be held by the Pre-Closing Escrow Agent in accordance with the terms and conditions of the Pre-Closing Escrow Agreement.

(b) If Buyer receives a Capital Project Notice pursuant to Section 5.1(b) and agrees to provide the funding for the related Compliance Costs, then Buyer and Seller shall deliver joint written instructions to the Pre-Closing Escrow Agent (in accordance with the Pre-Closing Escrow Agreement) directing the Pre-Closing Escrow Agent to draw under the Letter of Credit the entire amount of such Compliance Costs, and upon receipt of the proceeds thereof to deliver the entire amount of such proceeds to the Person identified in such instructions as being the Person to whom such Compliance Costs are owed.

(c) If Seller terminates this Agreement pursuant to Section 8.1(b)(i) (in a case where the breach giving rise to such termination cannot be or has not been cured prior to the Closing) or Section 8.1(c) at a time when all of the conditions precedent to the obligations of the Buyer set forth in Section 6.1 and Section 6.3 (except for any such condition (i) that by its nature is to be satisfied by actions to be taken at the Closing by the Buyer, or by any other party if such other party is prepared to and able to take such actions, (ii) that remains unsatisfied solely as a result of the Buyer’s breach of any covenant or agreement set forth in this Agreement, or (iii) that is unsatisfied as a result of a breach or inaccuracy of a representation or warranty made by the Buyer in this Agreement) have been satisfied or waived, then Seller shall be entitled (in accordance with the Pre-Closing Escrow Agreement) to direct the Pre-Closing Escrow Agent to draw under on the Letter of Credit the entire amount of the Deposit, and upon receipt of the proceeds thereof to deliver the entire amount of the Deposit to the Seller by wire transfer of immediately available funds. In such event, the Buyer shall promptly take all such actions as may be required to cause the Pre-Closing Escrow Agent to take the foregoing actions, including executing and delivering the appropriate joint instructions to the Pre-Closing Escrow Agent. The payment to the Seller of the Deposit pursuant to this Section 2.7(c) shall serve as full liquidated damages (and not as a penalty) under applicable Law, and Buyer shall not have any further liability to any Person under this Agreement or otherwise. Payment of such liquidated damages shall constitute the sole and exclusive remedy for Seller, which shall be deemed to have waived and released any right to sue Buyer for specific performance of this Agreement or to recover any damages or other amounts in excess of the Deposit arising from the Buyer’s breach of this Agreement, except for any breach by the Buyer that occurs after the date of the termination of this Agreement of any provision of this Agreement that survives the termination of this Agreement as provided in Section 8.2.

(d) If this Agreement is terminated in accordance with Article VIII other than in the circumstances described in Section 2.7(c), then (i) the Buyer shall be entitled to receive and retain the Letter of Credit (or the proceeds of any drawing thereunder) and (ii) the Seller shall promptly reimburse the Buyer for the aggregate amount of Compliance Costs funded by the Buyer pursuant to Sections 5.1(b) and 2.7(b) prior to the termination of this Agreement. The Seller shall pay any amount required to be reimbursed to the Buyer pursuant to the preceding clause (ii) by issuance to Parent of a promissory note having a 9-month maturity (which shall be accelerated on a bankruptcy or change of control of the Seller or its Subsidiaries or a sale or other disposition of all or any material portion of the Systems or the Transferred Assets), bearing interest at the Prime Rate, providing for a single payment on the maturity date of such promissory note for all principal and accrued interest thereon, and having such other terms as may be agreed by the Buyer and Seller. In such event, the Seller shall promptly take all such actions (including the execution of appropriate instructions to the Pre-Closing Escrow Agent) as may be required to cause the Pre-Closing Escrow Agent to deliver the Letter of Credit to the Buyer.

(e) If the Closing occurs, the Letter of Credit (or the proceeds of any drawing thereunder) shall be returned to the Buyer, and the Buyer and Seller shall take all necessary action (including the execution of appropriate instructions to the Pre-Closing Escrow Agent) to deliver the Letter of Credit to the Buyer.

Section 2.8 Closing.

(a) The sale and purchase of the Transferred Assets and the assumption of the Assumed Liabilities contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of Kirkland & Ellis LLP, 153 East 53rd Street, New York, NY, at 10:00 A.M. (New York time) on the fifth (5th) Business Day after the conditions to the obligations of the parties set forth in Article VI (other than those conditions to be satisfied at Closing by the execution or delivery of a document, instrument or certificate by a party hereto) have been satisfied or waived) or at such other place or at such other time or on such other date as the Seller and the Buyer may mutually agree in writing. The day on which the Closing takes place is referred to herein as the “Closing Date”.

(b) At the Closing, the Seller shall cause to be delivered to the Buyer the following documents:

(i) duly executed copies of each of the Ancillary Agreements;

(ii) a duly executed certificate of the manager of the Seller as to incumbency and a specimen signature of the manager of the Seller executing this Agreement and/or the Ancillary Agreements;

(iii) a certificate of the Seller duly executed on its behalf by the manager of the Seller pursuant to Section 6.3(a);

(iv) documentation reasonably requested by the Buyer to facilitate the release of the Letter of Credit (or the proceeds of any drawing thereunder) pursuant to Section 2.7(e); and

(v) such other customary instruments of transfer, assumptions, filings or documents, in form and substance reasonably satisfactory to the Buyer, as Buyer may reasonably request to give effect to the Transaction.

(c) At the Closing, the Buyer shall deliver or cause to be delivered to the Seller the following documents:

(i) duly executed copies of each of the Ancillary Agreements;

(ii) duly executed certificate of the secretary of the Buyer as to incumbency and specimen signatures of officers of the Buyer executing this Agreement and the Ancillary Agreements;

(iii) a certificate of the Buyer duly executed on its behalf by an officer of the Buyer pursuant to Section 6.2(a); and

(iv) such other customary instruments of transfer, assumptions, filings or documents, in form and substance reasonably satisfactory to the Seller, as Seller may reasonably request to give effect to the Transaction.

Section 2.9 Adjustment of Purchase Price.

(a) Closing Date Working Capital Adjustment. Not later than three (3) Business Days prior to the Closing, the Seller shall prepare and deliver to the Buyer the Pre-Closing Working Capital Statement, which shall set forth the Seller’s estimate of the Closing Net Working Capital. Such statement shall be prepared in a manner consistent with this Agreement, including Section 2.9(h). Neither the Pre-Closing Working Capital Statement nor the Seller’s estimate of Closing Net Working Capital set forth therein shall be binding on the parties hereto until approved by the Buyer in writing, which approval shall not be unreasonably withheld. The Seller shall make available to the Buyer all relevant books and records and any work papers (including those of the Seller’s accountants, to the extent permitted by such accountants) relating to the Pre-Closing Working Capital Statement and all other items reasonably requested by the Buyer in connection therewith. At the Closing, the Base Purchase Price shall be adjusted if and to the extent required by Section 2.6(c) based on the estimated Closing Net Working Capital set forth in the Pre-Closing Working Capital Statement (as approved by the Buyer).

(b) Closing Date EBU Adjustment. Not later than three (3) Business Days prior to the Closing, the Seller shall prepare and deliver to the Buyer the Pre-Closing EBU Statement, which shall set forth the Seller’s estimate of the Closing EBU Count. Such statement shall be prepared in a manner consistent with this Agreement, including Section 2.9(h). Neither the Pre-Closing EBU Statement nor the Seller’s estimate of the Closing EBU Count set forth therein shall be binding on the parties hereto until approved by the Buyer in writing, which approval shall not be unreasonably withheld. The Seller shall make available to the Buyer all relevant books and records and any work papers (including those of the Seller’s accountants, to the extent permitted by such accountants) relating to the Pre-Closing EBU Statement and all other items reasonably requested by the Buyer in connection therewith. At the Closing, the Base Purchase Price shall be adjusted if and to the extent required by Section 2.6(d) based on the estimate of the Closing EBU Count set forth in the Pre-Closing EBU Statement (as approved by the Buyer).

(c) Final Working Capital Adjustment.

(i) Not more than 60 days following the Closing, the Buyer shall prepare and deliver to the Seller the Final Working Capital Statement, including a calculation of Closing Net Working Capital. The Final Working Capital Statement shall be prepared in accordance with this Agreement, including Section 2.9(h).

(ii) The Seller shall complete its review of the Final Working Capital Statement and the Buyer’s calculation of the Final Net Working Capital within 30 days after delivery thereof. In the event that the Seller determines that the Final Working Capital Statement has not been prepared in accordance with this Agreement, the Buyer may, on or before the last day of such 30-day period, so inform the Buyer in writing (the “Working Capital Objection”), setting forth a description in reasonable detail of the basis for the Seller’s determination and the adjustments to the Final Working Capital Statement and the corresponding adjustments to the calculation of Closing Net Working Capital set forth therein that the Seller believes should be made. Any item relating to the Closing Net Working Capital and not included by the Seller in the Working Capital Objection shall be deemed final and binding on the parties on the last day of such 30-day period. If no Working Capital Objection is received by the Buyer on or before the last day of such 30-day period, then the Closing Net Working Capital, as set forth on the Final Working Capital Statement, shall be final. The Buyer shall have 30 days from its receipt of the Working Capital Objection to review and respond to the Working Capital Objection.

(d) Final EBU Adjustment.

(i) Not more than 60 days following the Closing, the Buyer shall prepare and deliver to the Buyer the Final EBU Statement, which shall set forth the Closing EBU Count. The Final EBU Statement shall be prepared in a manner consistent with this Agreement, including Section 2.9(h).

(ii) The Seller shall complete its review of the Final EBU Statement within 30 days after delivery thereof. In the event that the Seller determines that the Final EBU Statement has not been prepared on the basis set forth in this Agreement, the Seller may, on or before the last day of such 30-day period, so inform the Buyer in writing (the “Subscriber Objection”) setting forth a description in reasonable detail of the basis for the Seller’s determination and the adjustments to the Final EBU Statement and the corresponding adjustments to the amount of the Closing EBU Count set forth therein that the Seller believes should be made. Any item relating to the Closing EBU Count and not included by the Seller in the Subscriber Objection shall be deemed final and binding on the parties on the last day of such 30-day period. If no Subscriber Objection is received by the Seller on or before the last day of such 30-day period, then the Closing EBU Count, as set forth on the Final EBU Statement, shall be final. The Buyer shall have 30 days from the receipt of Subscriber Objection to review and respond to the Subscriber Objection.

(e) Resolution of Objections. If the Seller and the Buyer do not resolve all of their disagreements with respect to the proposed adjustments set forth in the Objections within 15 days following the completion of the Seller’s response to the Objections, they shall refer any remaining disagreements with respect to the Objections to the CPA Firm that, acting as experts and not as arbitrators, shall determine, in accordance with Sections 2.9(c) and 2.9(d), and only with respect to the remaining items of disagreement so submitted (and within the range of dispute between the Seller’s Objection and the applicable statement of the Buyer with respect to each such item), whether and to what extent the (i) Final Working Capital Statement or (ii) Final EBU Statement, as the case may be, require adjustment. The Buyer and the Seller shall instruct the CPA Firm to deliver its written determination to the Buyer and the Seller no later than 60 days after the remaining differences underlying the Objections are referred to the CPA Firm. The CPA Firm’s determination shall be conclusive and binding upon the Buyer, the Seller and their respective Affiliates and may not be challenged or appealed in any tribunal by any party. The Buyer and the Seller shall make available to the CPA Firm all relevant books and records and any work papers (including those of the parties’ respective accountants, to the extent permitted by such accountants) relating to the Final Working Capital Statement, the Final EBU Statement and the Objections and all other items reasonably requested by the CPA Firm in connection therewith. If either party fails to reasonably cooperate with the CPA Firm or provide supporting information requested by the CPA Firm within 30 days after such request, then such party shall be in breach of this Agreement, which breach may be remedied in accordance with Section 9.10 relating to enforcement. With respect to any Objection, the fees and disbursements of the Independent Accountants shall be borne by (i) Seller in the proportion that the aggregate amount of the Disputed Items submitted to the Independent Accountants that are unsuccessfully disputed by the Seller bears to the aggregate amount in dispute and (ii) by the Buyer in the proportion that the aggregate amount of the Disputed Items submitted to the Independent Accountants that are unsuccessfully disputed by the Buyer bears to the aggregate amount in dispute.

(f) Access to Information. The Buyer shall provide to the Seller reasonable access to its books and records of the Systems and to any other information, including work papers of its accountants (to the extent permitted by such accountants), and to any employees during regular business hours and on reasonable advance notice, to the extent necessary for the Seller to review the Final Working Capital Statement and Final EBU Statement, to prepare any Objections and to prepare materials for presentation to the CPA Firm in connection with Section 2.9(e); provided that such access shall not unreasonably interfere with the normal operation of the businesses of the Buyer and its Affiliates.

(g) Final Purchase Price Adjustment. At such time as the Final Working Capital Statement and Final EBU Statement, together with the calculations of the Closing Net Working Capital and Closing EBU Count set forth therein, become final and binding on the parties in accordance with Section 2.9(c), Section 2.9(d) and (if required) Section 2.9(e), the Base Purchase Price shall be finally adjusted as provided in Section 2.6(c) and Section 2.6(d), taking into account any estimated adjustments to the Base Purchase Price made at the Closing pursuant to Section 2.9(a) or Section 2.9(b). If, as a result of such final adjustment, the Buyer is determined to owe any cash amount to the Seller, or the Seller is determined to owe any cash amount to the Buyer, the obligor(s) shall pay such amount to the obligee(s), in immediately available funds, within three Business Days of such determination; provided that any such payment owed by the Seller to the Buyer shall be made, first, by a disbursement from the Adjustment Escrow Account and then, if and to the extent necessary, by payment of immediately available funds by the Seller. If, as a result of such final adjustment, the Deferred Purchase Price is required to be reduced, such reduction shall be deemed effective, automatically and without further action of the parties, immediately upon the effectiveness of such final adjustment. Notwithstanding the foregoing: (i) the Buyer shall pay to the Seller or Seller shall pay to the Buyer, as the case may be, in immediately available funds, the cash amount due such obligee(s) with respect to (A) any item that is a Disputed Item within three Business Days of the date on which a dispute no longer exists with respect thereto and (B) any item that was not disputed in an Objection (and therefore became final and binding on the parties upon the expiration of the 30-day periods described in Sections 2.9(c)(ii) and 2.9(d)(ii)) within three Business Days of the date on which such items became final and binding on the parties in accordance with such Sections, in each of case (A) and (B) above, to an account or accounts specified in writing by the obligee(s); and (ii) if any such Disputed Item or item would require a reduction in the Deferred Purchase Price, such reduction shall be effective immediately, and without further action of the parties, upon the date on which a dispute no longer exists with respect thereto (in the case of any such Disputed Item) or the expiration of the applicable 30 -day period (in the case of such other items). At any time a payment is due from the Adjustment Escrow Fund pursuant to the foregoing, the Buyer and Seller shall promptly issue joint written instructions to the Escrow Agent to disburse such payment from the Adjustment Escrow Fund to the applicable party.

(h) Calculations. The Pre-Closing Working Capital Statement and the Final Working Capital Statement shall be prepared, and the Pre-Closing Net Working Capital and Final Net Working Capital shall be calculated, in accordance with the example attached hereto as Exhibit F. Each item included therein (including each item of Current Liabilities) shall be (i) calculated in accordance with GAAP as in effect on the Balance Sheet Date, and, to the extent consistent therewith, utilizing the accounting principles, policies, procedures, and methodologies applied in preparing the Balance Sheet (without regard to materiality), including with respect to the nature and classification of accounts, and determining levels of reserves or levels of accruals (it being agreed that no reserves shall be made with respect to accounts receivable from subscribers and advertisers included in Current Assets) and (ii) consistent with the Books and Records of the Seller and the Systems; provided that (A) all accounting entries shall be taken into account regardless of their amount and all known errors and omissions shall be corrected, (B) all known proper adjustments shall be made, (C) appropriate reserves for all known and quantifiable liabilities and obligations for which reserves are appropriate in accordance with GAAP as in effect on the Balance Sheet Date shall be included to the extent consistent with the accounting principles, policies, procedures and methodologies applied in preparing the Balance Sheet (it being agreed that no reserves shall be made with respect to accounts receivable from subscribers and advertisers included in Current Assets).

Section 2.10 Allocation of Purchase Price. The Buyer and the Seller agree that the Purchase Price and the amount of Assumed Liabilities that are liabilities for income Tax purposes shall be allocated for federal income Tax purposes among the Transferred Assets as shall be determined by the parties in accordance with this Agreement (the “Allocation Schedule”). The Allocation Schedule shall be prepared in accordance with Section 1060 of the Code. The Buyer shall deliver a draft of the Allocation Schedule at least 30 days prior to the Closing Date for approval and consent, and the Buyer and the Seller shall use their commercially reasonable efforts to agree upon the Allocation Schedule prior to the Closing Date. Neither the Buyer nor the Seller shall unreasonably withhold its approval and consent with respect to the Allocation Schedule. The Buyer and the Seller agree that the Allocation Schedule shall be amended to reflect adjustments to the Base Purchase Price made pursuant to this Agreement. If the parties are unable to agree on the final Allocation Schedule within 90 days after the Closing Date, a third-party appraiser selected by the Buyer, and reasonably acceptable to the Seller, the fees of which shall be borne equally by the Buyer and the Seller, shall resolve the allocation of the consideration to any items with respect to which there is a dispute between the parties. Unless otherwise required by applicable Law, the Buyer and the Seller agree to act, and cause their respective Affiliates to act, in accordance with the computations and allocations contained in the Allocation Schedule in any relevant Returns or similar filings (including any forms or reports required to be filed pursuant to Section 1060 of the Code (the “1060 Forms”)), to cooperate in the preparation of any 1060 Forms, to file such 1060 Forms in the manner required by applicable Law and to not take any position inconsistent with such Allocation Schedule upon examination of any Returns, in any litigation or otherwise.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

OF THE SELLER

Except as set forth in the Disclosure Schedules attached hereto (collectively, the “Disclosure Schedules”), the Seller hereby represents and warrants to the Buyer as follows:

Section 3.1 Organization and Qualification. The Seller is an entity validly existing and in good standing in the state set forth opposite its name on Section 3.1 of the Disclosure Schedules and has all necessary limited liability company power and authority to own, lease and operate the Transferred Assets and to carry on the business of the Systems as it is now being conducted. The Seller is duly qualified or licensed as a foreign limited liability company to do business, and in good standing, in each jurisdiction set forth opposite its name on Section 3.1 of the Disclosure Schedules.

Section 3.2 Authority. The Seller has full limited liability company power and authority, as the case may be, to execute and deliver this Agreement and each of the Ancillary Agreements to which it will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Seller of this Agreement and by the Seller of each of the Ancillary Agreements to which it will be a party and the consummation by the Seller of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary limited liability company action. This Agreement has been, and upon their execution each of the Ancillary Agreements to which the Seller will be a party will have been, duly executed and delivered by the Seller. This Agreement constitutes, and upon their execution each of the Ancillary Agreements to which the Seller will be a party will constitute, the legal, valid and binding obligations of the Seller, enforceable against the Seller in accordance with their respective terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

Section 3.3 No Conflict; Required Filings and Consents.

(a) Except as set forth on Section 3.3 of the Disclosure Schedules, the execution, delivery and performance by the Seller of this Agreement and each of the Ancillary Agreements to which the Seller will be a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not:

(i) conflict with or violate the articles of organization or limited liability company agreement of the Seller;

(ii) conflict with or violate any Law applicable to the Seller, the Systems or any of the Transferred Assets or by which the Seller, the Systems or any of the Transferred Assets may be bound or affected; or

(iii) conflict with, result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, require any consent of any Person pursuant to, or give to others any rights of termination, acceleration or cancellation of, any Material Contract;

except, in the case of clause (ii) or (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or that arise as a result of any facts or circumstances relating to the Buyer or any of its Affiliates. All of the Required Consents are identified on Section 3.3 of the Disclosure Schedules.

(b) The Seller is not required to file, seek or obtain any notice, authorization, approval, order, permit or consent of or with any Governmental Authority in connection with the execution, delivery and performance by the Seller of this Agreement and each of the Ancillary Agreements to which the Seller will be a party or the consummation of the transactions contemplated hereby or thereby or in order to prevent the termination of any right, privilege, license or qualification of the Seller or Systems, except (i) for any filings required to be made under the HSR Act, (ii) for any Required Consents, or (iii) as may be necessary as a result of any facts or circumstances relating to the Buyer or any of its Affiliates.

Section 3.4 Transferred Assets. Upon consummation of the transactions contemplated by this Agreement and receipt of the Required Consents, the Seller will have assigned, transferred and conveyed to the Buyer, directly or indirectly, title to all of the Transferred Assets, free and clear of all Encumbrances except Permitted Encumbrances and except Encumbrances described on Section 3.4 of the Disclosure Schedules (which Encumbrances described on Section 3.4 of the Disclosure Schedules will be terminated or released at or prior to the Closing Date). Except for items included in the Excluded Assets, the Transferred Assets constitute all of the assets, properties, rights, interests and claims necessary to permit Buyer to conduct the business of the Systems as conducted on the date hereof and as of the Closing in compliance in all material respects with all applicable Laws and Permits and to perform all of the Assumed Liabilities.

Section 3.5 Financial Statements; Subscriber Information.

(a) Section 3.5(a) of the Disclosure Schedules contains true and complete copies of the audited consolidated balance sheet of the Systems at each of December 31, 2004 and December 31, 2005, (the balance sheet at December 31, 2005 (the “Balance Sheet Date”) is referred to herein as the “Balance Sheet”) and the related audited consolidated statements of results of operations and cash flows of the Systems for the years then-ended, accompanied by the reports thereon of the Systems’ Auditors (collectively, the “Audited Financial Statements”). The Audited Financial Statements (i) have been prepared based on the books and records of the Seller (except as may be indicated in the notes thereto); (ii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and (iii) fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of the Systems as at the dates thereof and for the respective periods indicated therein.

(b) Section 3.5(b) of the Disclosure Schedules contains the unaudited, internal, monthly reports (each, a “System Report”) for each monthly period from January 1, 2005,

through May 31, 2006 showing revenues and expenses of the Systems for such monthly periods together with (i) the aggregate number of subscribers for each of Basic Services, Expanded Basic Servicess, Digital Services, High Speed Internet Services, DVR subscribers, HDTV subscribers, Pay TV buys (with respect to the monthly periods then ended) and digital set top boxes in use by the Systems, listed by each of the preceding categories, (ii) the number of subscribers enrolled in discounted or promotional packages (solely as of May 31, 2006), and (iii) the monthly disconnects for subscribers of Basic Services, Expanded Basic Services, Digital Services and High Speed Internet Services (with respect to the monthly periods then-ended). Section 3.5(b) of the Disclosure Schedules also sets forth the aggregate revenue per unit for subscribers of Basic Services, Expanded Basic Services, Digital Services and High Speed Internet Services as of December 31, 2004, December 31, 2005 and May 31, 2006 for the 12-month and 5-month periods then ended. Each System Report included in Section 3.5(b) of the Disclosure Schedules has been prepared in a manner consistent with the Seller’s accounting methods, policies, practices and procedures used in the preparation of the Audited Financial Statements and otherwise in accordance with the Seller’s subscriber accounting policies in effect as of the Balance Sheet Date.

Section 3.6 Absence of Certain Changes or Events. Except as disclosed in Section 3.6 of the Disclosure Schedules, since the Balance Sheet Date, (i) the Seller has conducted the operations of the Systems in the Ordinary Course of Business, (ii) there has not occurred any Material Adverse Effect, and (iii) the Seller has not taken any act or failed to take any act which, after the date hereof, would require the prior written consent of the Buyer under Section 5.1.

Section 3.7 Compliance with Law.

(a) Except as disclosed in Section 3.7(a) of the Disclosure Schedules, the Seller has conducted and continues to conduct the business and operations of the Systems in all material respect in accordance with all applicable Laws and neither the Seller nor the business and operations of the Systems is in violation of any such Law in any material respect.

(b) Section 3.7(b) of the Disclosure Schedules sets forth a list of all Franchises and Licenses and the respective expiration dates thereof. Except as set forth in Section 3.7(b) of the Disclosure Schedules, all permits, Licenses, Franchises, approvals, certificates, consents, waivers, concessions, exemptions, orders, registrations, notices or other authorizations of any Governmental Authority necessary for the Seller to own and operate the Systems and the Transferred Assets (the “Permits”) are in full force and effect and constitute the valid, legal, binding and enforceable obligation of the Seller, except where the failure to have, or the suspension or cancellation of, any of the Permits would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Seller is in compliance with the Permits and no suspension or cancellation of any of the Permits is pending or, to the Knowledge of the Seller, threatened, except, in each case, where the failure so to comply, or the suspension or cancellation of, any of the Permits would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c) Except as set forth in Section 3.7(c) of the Disclosure Schedules, a written request for renewal has been timely filed pursuant to Section 626(a) of the Cable Act with the proper Governmental Authority with respect to any Franchise expiring within 30 months after the date of this Agreement. Section 3.7(c) also lists (i) any Franchise Areas in which the Seller maintains material operations within the public right-of-way without a written Franchise and (ii) any areas in which the Seller maintains material operations within the public right-of-way without a Franchise.

Section 3.8 Litigation. Except as set forth on Section 3.8 of the Disclosure Schedules, as of the date hereof, (a) there is no Action by or against the Seller in connection with the Systems or the Transferred Assets pending, or to the Knowledge of the Seller, threatened that, if adversely determined, could reasonably be expected to have a Material Adverse Effect or materially adversely affect the ability of the Seller to perform its obligations under this Agreement or the Ancillary Agreements; and (b) there is not in existence any final judgment requiring the Seller to take any action of any kind with respect to the Systems or the Transferred Assets, or to which the Seller, the Systems or the Transferred Assets are subject or by which they are bound or affected that, in either case, could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or affect the legality, validity or enforceability of this Agreement or any Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby.

Section 3.9 Employee Plans.

(a) Section 3.9 of the Disclosure Schedules sets forth a complete and correct list of all Employee Plans.

(b) Except as disclosed on Section 3.9 of the Disclosure Schedules, with respect to the Employee Plans: (i) each of the Employee Plans has been operated and administered in all material respects in accordance with its terms and applicable Law and administrative or governmental rules and regulations, including ERISA and the Code, except to the extent any noncompliance would not reasonably be expected to result in a material liability to the Buyer, and (ii) no lien has arisen under Section 412 of the Code or Section 302 of ERISA in favor of the Pension Benefit Guaranty Corporation or any Employee Plan. The Seller and each ERISA Affiliate have complied and are in compliance in all material respects with the requirements of Section 4980B of the Code and any similar state Law.

(c) Neither the Seller nor any ERISA Affiliate has any current or potential liability or obligation under Title IV of ERISA or to the Pension Benefit Guaranty Corporation or any other current or potential liability or obligation arising under or in connection with a “defined benefit pension plan” (as defined in Section 3(35) of ERISA) or a multiemployer plan, as defined in Section 3(37) of ERISA, that could become a liability or obligation of the Buyer or any of its Affiliates or the Systems.

Section 3.10 Labor and Employment Matters.

(a) Neither the Seller nor any of its Affiliates are party to any labor or collective bargaining contract that pertains to any System Employees.

(b) Except as set forth on Section 3.10(b) of the Disclosure Schedules, to the Knowledge of the Seller, there is not now nor has there been since March 31, 2003 (the “Acquisition Date”) any actual or threatened: (i) unfair labor practice charge or complaint involving any System Employee pending before the National Labor Relations Board, any state labor relations board or any court or tribunal, (ii) grievance or other claim involving any System Employee pending before any Governmental Authority, (iii) arbitration proceeding arising out of or under any collective bargaining agreement pending before any Governmental Authority involving any System Employee, (iv) union organizing of any of the System Employees; (v) labor strike, picketing, work slowdown, lockout or other labor dispute involving or concerning any of the System Employees; (vi) allegations or investigations relating to the misclassification of any of the System Employees as independent contractors; or (vii) any obligation on the part of the Seller to comply with government contractor affirmative action obligations arising out of any agreements.

(c) Except as set forth on Section 3.10(c) of the Disclosure Schedules, currently and since the Acquisition Date, and, to the Knowledge of the Seller, during the 5-year period ending on the Acquisition Date, no union has been certified to represent any of the System Employees for purposes of collective bargaining, no union claims to represent or is seeking to represent any of the System Employees for purposes of collective bargaining and neither the Seller nor its Affiliates has recognized or agreed to recognize any union for the purposes of collective bargaining for any of the System Employees.

Section 3.11 Real Property.

(a) Section 3.11(a) of the Disclosure Schedules lists the address and legal description of each parcel of Real Property.

(b) Except as disclosed on Section 3.11(b) of the Disclosure Schedules, (i) the Seller has good and marketable indefeasible fee simple title to all Real Property, free and clear of all Encumbrances other than Permitted Encumbrances, (ii) the Real Property is in compliance in all material respects with all applicable Laws, except for such failures to comply, if any, which have been remedied, (iii) there is no pending or to the Knowledge of the Seller, threat of condemnation or similar proceeding relating to the Real Property or any portion thereof, (iv) the Seller has not leased or otherwise granted to any Person the right to use or occupy the Real Property or any portion thereof, (v) the Seller is not a party to any agreement or option to purchase any land or interest therein relating to, or intended to be used in the operation of, the Systems or the Transferred Assets, and (vi) other than the right of the Buyer pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase any Real Property or any portion thereof or interest therein.

(c) The Real Property identified on Section 3.11(a) of the Disclosure Schedules comprises all of the real property used or intended to be used in, or otherwise related to the Systems.

(d) Except as set forth on Section 3.11(d) of the Disclosure Schedules and except for easements or rights-of-way granted pursuant to Permits, the Systems have, or as of the Closing Time will have, the valid and enforceable right to use all other Real Property pursuant to the easements, rights-of-way or other rights necessary to conduct the business of the Systems (collectively, the “Easements”), in each case subject only to Permitted Encumbrances.

Section 3.12 Retransmission Consent and Must-Carry; Rate Regulation; Copyright Compliance.

(a) Section 3.12(a) of the Disclosure Schedules lists the stations within the Systems that have elected “must-carry” or retransmission consent status pursuant to the Cable Act. To the Knowledge of the Seller, and except as described on Section 3.12(a) of the Disclosure Schedules, each station carried by the Systems is carried pursuant to a written Retransmission Consent Agreement, written “must-carry” election or other written Programming Agreement, copies of which have been delivered to the Buyer. If the Seller is unable to deliver copies of any such Retransmission Consent Agreement as a result of a confidentiality restriction set forth therein, the Seller shall use commercially reasonable efforts to obtain the consent of the applicable third party to deliver such Retransmission Consent Agreement to the Buyer pursuant to this Section 3.12(a).

(b) The Seller has not, since the Acquisition Date, or, to the Knowledge of the Seller, during the period beginning on July 1, 2002 and ending on the Acquisition Date, received written notice or demand from the FCC, from any television broadcast station or from any other Person (i) challenging the right of any of the Systems to carry any television broadcast station or deliver the same or (ii) claiming that any System failed to carry a television broadcast station required to be carried pursuant to the Communications Act or has failed to carry a television broadcast station on a channel designated by such station consistent with the requirements of the Communications Act, where such notice or demand would pertain to current obligations.

(c) The Seller has not, since the Acquisition Date, or, to the Knowledge of the Seller, during the period beginning on July 1, 2002 and ending on the Acquisition Date, received any written notice, and the Seller has no Knowledge that, since July 1, 2002, the Seller (i) is not or has not been in compliance in all material respects with the Communications Act, or (ii) has not made all material filings required to be made by them with the FCC in connection with the Systems or provided all material notices to customers of the Systems required under the Communications Act, other than such filings and notices, the failure of which to be made or provided would not reasonably be expected to have a Material Adverse Effect. To the Knowledge of the Seller, the Seller has not, since July 1, 2002, received any notice that any rates are not permitted rates under the rules and regulations of the FCC. Section 3.12(c) of the Disclosure Schedules lists, as of the date hereof, all pending rate complaints, to the Knowledge of the Seller, on file at the FCC with respect to the Systems.

(d) Except as set forth in Section 3.12(d) of the Disclosure Schedules, the Seller has filed with the Copyright Office all required statements of account with respect to the Systems that were required to have been filed since July 1, 2003 in accordance with the Copyright Act of 1976 and regulations promulgated pursuant thereto, and the Seller has paid all royalty fees payable with respect to the Systems since July 1, 2003, except where the failure to file such statements or pay such fees would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Seller has made available to the Buyer copies of all statements of account referred to in this Section 3.12(d).

Section 3.13 Taxes. Except as set forth on Section 3.13 of the Disclosure Schedules, the Seller has, in a timely manner, filed all material Returns and other reports required of them under all federal, state, local and foreign tax laws. All such Returns and reports are correct and complete in all material respects. The Seller has paid in full all Taxes or other amounts shown due thereon, or pursuant to any assessments received by the Seller. The Seller is not currently the beneficiary of any extension of time within which to file any Return. There are no material Encumbrances on any of the Transferred Assets that arose in connection with any failure (or alleged failure) to pay any Tax, and the Seller has no Knowledge of any taxing authority in the process of asserting a claim attributable to Taxes which, if adversely determined, would result in any Encumbrance. The Seller has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

Section 3.14 Environmental Matters.

(a) (i) The Seller has complied with and is in compliance with all applicable Environmental Laws and (ii) there are no claims, actions, suits, inquiries relating to any violation of, or liability or potential liability under any Environmental Law pending or, to the Knowledge of the Seller, threatened, relating to the Seller, the Systems or the Transferred Assets.

(b) The Seller has obtained and maintained, and has complied with, and are in compliance with all permits, licenses and approvals required by Environmental Laws necessary for the conduct of the business of the Systems and the ownership and use of the Transferred Assets in a manner substantially similar to their conduct, ownership and use immediately prior to Closing.

(c) From and after the Acquisition Date, and to the Knowledge of the Sellers, prior to the Acquisition Date, there has been no release of any Hazardous Substances at, on or under any of the Real Property or at, on or under any other location in amounts or under circumstances that would require remediation pursuant to Environmental Laws or would otherwise give rise to any liabilities (whether known or unknown) under Environmental Laws.

(d) Except as set forth in Section 3.14 of the Disclosure Schedules, there are no underground tanks, asbestos-containing materials, polychlorinated biphenyls or production or monitoring wells at, on or under any Real Property.

(e) The Seller has not exposed any Person to Hazardous Substances so as to give rise to any liabilities under Environmental Laws.

(f) The Seller has furnished to the Buyer all environmental audits, reports and other material environmental documents relating to the Systems, the Real Property or the Transferred Assets that are in its possession or under its reasonable control.

(g) The representations and warranties contained in this Section 3.14 are the only representations and warranties being made with respect to compliance with or liability under Environmental Laws or with respect to any environmental, health or safety matter related to the Systems, the Transferred Assets or the Seller’s ownership or operation thereof.

Section 3.15 Contracts.

(a) Section 3.15 of the Disclosure Schedules lists each of the following written or oral Contracts:

(i) any Contract relating to the use of any public utility facilities, including all pole line, joint pole or master contracts for pole attachment rights and the use of conduits (each, a “Pole Attachment Agreement”);

(ii) any Contract relating to the use of any microwave or satellite transmission facilities;

(iii) any Contract relating to the sale of cablecast time to third parties for advertising or other purposes;

(iv) any Contract for the purchase, sale or lease of Real Property or any option to purchase or sell Real Property, providing for aggregate payments by the Seller in an amount in excess of $50,000;

(v) any installment sale Contract or liability for the deferred purchase price of property with respect to any of the Transferred Assets involving payments exceeding $50,000 individually;

(vi) any other Contract involving payments, individually, in excess of $50,000 and that are not terminable on 90 days notice or less; or

(vii) any Contract containing covenants that materially limit the freedom of the Seller or (from and after the Closing) Buyer to conduct any business in any geographic area (including limits on the freedom to offer any product or service), or that otherwise restricts the Seller’s use of any Intellectual Property, including settlement and coexistence agreements;

(viii) any Contract granting or obtaining any rights under or otherwise involving any Intellectual Property (other than licenses for mass-marketed Software with a replacement cost and/or annual license fee of less than $25,000); or

(ix) any other contract that is material to the ownership or operation of the Systems or the Transferred Assets.

The foregoing Contracts (whether or not disclosed on Section 3.15 of the Disclosure Schedules) being “Material Contracts”.

(b) Except as set forth on Section 3.15 of the Disclosure Schedules, each Material Contract is valid and binding on the Seller and is in full force and effect. Except as set forth on Section 3.15 of the Disclosure Schedules, the Seller is not in breach of, or default under, any Material Contract to which it is a party, nor is the Seller aware of any breach thereof by any other party thereto.

Section 3.16 Systems Information. Section 3.16 of the Disclosure Schedules sets forth, in all material respects and as of May 31, 2006, a true and complete statement of the following information with respect to each System: (i) the bandwidth capacity (specified in MHz) of such System and each of its headends; (ii) the stations and signals carried by each such headend and the channel position of each such signal and station; (iii) the approximate number of plant miles (aerial and underground) for each headend, (iv) the approximate number of homes passed as reflected in the system records of the Seller, (v) a description of the Basic Services and Expanded Basic Services and the respective rates (including all rates, tariffs and other charges for cable television and other services provided by such System) charged by such System, (vi) the node size, fiber counts and return paths for such System, and (vii) the municipalities served by such System. Immediately following the Closing, no Person (other than the Buyer) shall own, or have a right to use, any portion of any System except as reflected in the Material Contracts or as may be required by Law.

Section 3.17 Brokers. Except for DH Capital, LLC and Daniels & Associates, the fees and expenses of which shall be paid by the Seller, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Seller or its Affiliates.

Section 3.18 Intellectual Property Matters.

(a) Section 3.18(a) of the Disclosure Schedules contains a true and complete list of all (i) issuances, registrations and applications for registration or patent of Intellectual Property, (ii) material unregistered Marks, (iii) Software (other than mass-marketed software with a replacement cost and/or annual license fee of less than $25,000), in each case used or held for use by the Systems, indicating for each whether such item is owned or licensed by the Seller. Except for the Excluded Marks and as otherwise set forth on Section 3.18(a) of the Disclosure Schedules, the Transferred Intellectual Property constitutes all Intellectual Property necessary for or used in the conduct of the business of the Systems. The Seller owns, free and clear of all Encumbrances, all right, title and interest in, to and under, or has the right to use pursuant to a license set forth on Section 3.15 of the Disclosure Schedules, the Transferred Intellectual Property. Each item of Transferred Intellectual Property is valid, subsisting and enforceable. The Seller has taken all action necessary, commercially reasonable or customary in the industry to maintain and protect the Transferred Intellectual Property.

(b) Except as set forth on Section 3.18(b) of the Disclosure Schedules, (i) to the Knowledge of the Seller, the operation of the Business does not infringe upon, misappropriate or otherwise violate any Intellectual Property of any other Person and the Seller has not received any notices regarding any of the foregoing (including any demands or offers to license any Intellectual Property from any other Person), (ii) there is no Action that was made since the Acquisition Date, or to the Knowledge of the Seller, from the date which is six (6) years prior to the date hereof until the Acquisition Date or is presently pending contesting the validity, use, ownership or enforceability of any of the Transferred Intellectual Property, and to the Knowledge of the Seller, no such Action is threatened nor is there any reasonable basis for any such Action, and (iii) to the Knowledge of the Seller, no Person is infringing, misappropriating or otherwise violating any Transferred Intellectual Property. Immediately after the Closing, all of the Transferred Intellectual Property shall be owned and available for use by the Buyer on terms and conditions identical to those under which the Seller owned or used such Intellectual Property immediately prior to Closing.

(c) The Seller owns all right, title and interest in and to all Intellectual Property developed by any present or former employee or independent contractor in the course of his or her relationship with the Seller, free of any restrictions or obligations on the use or ownership of such Intellectual Property whatsoever.

Section 3.19 Tangible Personal Property. Each material item of Tangible Personal Property is in sufficient operating condition, ordinary wear and tear excepted, suitable for immediate use by the Systems in the Ordinary Course of Business. No material item of Tangible Personal Property is in need of substantial repair or replacement other than as part of routine maintenance in the Ordinary Course of Business. Except as disclosed in Section 3.19 of the Disclosure Schedules, all Tangible Personal Property used in the conduct of the business of the Systems is in the possession of the Seller or the Systems. All material items of equipment used in the Systems (i) have been maintained in a manner consistent with generally accepted standards of good engineering practice and (ii) will permit the Systems to operate in accordance with its Permits and in all material respects with all other applicable Law.

Section 3.20 Related Party Transactions. Except as disclosed in Section 3.20 of the Disclosure Schedules, the Seller has not been involved in any business arrangement or relationship with any of its Related Persons since the Balance Sheet Date (other than any employment relationship in the Ordinary Course of Business), and no such Related Person owns any property or right, tangible or intangible, that is used or held for use in the operations of the Systems or provides and service in connection with the operation of the Systems.

Section 3.21 No Undisclosed Liabilities. Except as specifically reflected, reserved against or otherwise disclosed in the Balance Sheet and except for Excluded Liabilities, the Seller has no Assumed Liabilities that would be required to be reflected in financial statements prepared in accordance with GAAP other than current Liabilities that were incurred since the Balance Sheet Date in the Ordinary Course of Business.

Section 3.22 Guaranties; Letters of Credit. Section 3.22 to the Disclosure Schedules sets forth a list of all franchise, construction, fidelity, performance and other bonds, guaranties in lieu of bonds and letters of credit posted by the Seller in connection with the Transferred Assets or any System (collectively, the “Guaranties”), and all certificates of insurance of the Seller in connection with the operation of the Systems. Except for the Guaranties, no other franchise, construction, fidelity, performance and other bonds, guaranties in lieu of bonds and letters of credit are required for operation of the Systems in the Ordinary Course of Business.

Section 3.23 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, neither the Seller nor any other Person makes any other express or implied representation or warranty regarding the Transferred Assets or Systems on behalf of the Seller.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE BUYERS

The Buyer hereby represents and warrants to the Seller as follows:

Section 4.1 Organization and Qualification. The Buyer is a limited liability company duly organized and validly existing under the laws of the State of Delaware and has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. The Buyer is duly qualified or licensed as a foreign limited liability company to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except, in each case, for any such failures that would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

Section 4.2 Authority. The Buyer has the requisite power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Buyer of this Agreement and each of the Ancillary Agreements to which it will be a party and the consummation by the Buyer of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary limited liability company action. This Agreement has been, and upon their execution each of the Ancillary Agreements to which the Buyer will be a party will have been, duly and validly executed and delivered by the Buyer. This Agreement constitutes, and upon their execution each of the Ancillary Agreements to which the Buyer will be a party will constitute, the legal, valid and binding obligations of the Buyer, enforceable against Buyer in accordance with their respective terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

Section 4.3 No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance by the Buyer of this Agreement and each of the Ancillary Agreements to which Buyer will be a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not:

(i) conflict with or violate the certificate of formation or limited liability company agreement of the Buyer;

(ii) conflict with or violate any Law applicable to the Buyer or by which any property or asset of the Buyer is bound or affected; or

(iii) conflict with, result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, require any consent of any Person pursuant to, or give to others any rights of termination, acceleration or cancellation of, any material contract or agreement to which Buyer is a party;

except, in the case of clause (ii) or (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect or that arise as a result of any facts or circumstances relating to the Seller or any of its Affiliates.

(b) The Buyer is not required to file, seek or obtain any notice, authorization, approval, order, permit or consent of or with any Governmental Authority in connection with the execution, delivery and performance by the Buyer of this Agreement and each of the Ancillary Agreements to which it will be party or the consummation of the transactions contemplated hereby or thereby or in order to prevent the termination of any right, privilege, license or qualification of the Buyer, except (i) for any filings required to be made under the HSR Act, (ii) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect or (iii) as may be necessary as a result of any facts or circumstances relating to the Seller or any of its Affiliates.

Section 4.4 Financing. Attached hereto as Exhibit G is an accurate and complete copy of a commitment letter from Buyer’s lenders (the “Financing Letter”). On the date hereof, the Financing Letter is in full force and effect and has not been modified or amended. On the Closing Date, assuming the Buyer receives the proceeds of the financing transactions contemplated under the Financing Letter, the Buyer will have the financial capability necessary to consummate the transactions contemplated in this Agreement and the Ancillary Agreements.

Section 4.5 Certain Information. The Buyer has provided to the Seller all information deemed reasonably necessary by the Seller for the completion of the FCC Forms 394 required to be filed in order to obtain the LFA Approvals (including information required by the terms of the Franchises).

Section 4.6 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Buyer.

Section 4.7 Litigation and Claims. There are no civil, criminal or administrative actions, suits, demands, claims, hearings, proceedings or investigations pending or, to the knowledge of the Buyer, threatened against the Buyer or any of their Affiliates that, individually or in the aggregate, would impair or delay the ability of the Buyer to effect the Closing. Neither the Buyer nor any of its Affiliates is subject to any order, writ, judgment, award, injunction or decree of any Governmental Authority of competent jurisdiction or any arbitrator or arbitrators that, individually or in the aggregate, would impair or delay the ability of the Buyer to effect the Closing.

Section 4.8 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, neither the Buyer nor any other Person makes any other express or implied representation or warranty on behalf of the Buyer.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business Prior to the Closing.

(a) Between the date of this Agreement and the Closing, unless the Buyer shall otherwise agree in writing, the Seller shall: (i) conduct the business of the Systems in accordance with applicable Law and Permits and only in the Ordinary Course of Business (including maintaining credit and collection policies, continuing sales and marketing efforts (subject to compliance with Section 5.1(c)), making capital expenditures (including expenditures relating to maintenance of the Transferred Assets but excluding expenditures relating to Capital Projects, which shall be governed exclusively by Section 5.1(b)) and fulfilling installation requests; (ii) use its commercially reasonable efforts to preserve the business of the Systems in the ordinary course and maintain its relationships with Government Authorities, customers, suppliers, creditors and employees (provided that no increases in any compensation or any incentive compensation or similar compensation shall be required in respect thereof except to the extent such increase is required in the Ordinary Course of Business); and (iii) take the actions described in Section 5.1(a) of the Disclosure Schedules.

(b) Between the date of this Agreement and the Closing, if the Seller receives a request or invitation from a municipality, developer or builder to complete a line extension or place conduit or cable in a new development (including those identified in Section 5(b) of the Disclosure Schedules) (each, a “Capital Project”), the Seller shall provide written notice thereof to the Buyer (each, a “Capital Project Notice”), which notice shall contain a reasonable description of the Capital Project to be completed and an itemized estimate of the related out-of-pocket costs and expenses to be incurred in connection with such Capital Project (collectively, the “Compliance Costs”). No later than the 10th Business Day after receipt of any Capital Project Notice, the Buyer shall send written notice to the Seller informing the Seller that Buyer (A) approves such Capital Project and Compliance Costs and agrees to pay such Compliance Costs either directly or by disbursement from the Pre-Closing Escrow Agent in accordance with Section 2.7(b) or (B) does not approve such Capital Project or Compliance Costs (in which case the Seller shall have no obligation to complete such Capital Project. If the Buyer does not respond within such ten Business Day period, the Capital Project set forth in the Capital Project Notice shall be deemed to have been disapproved by the Buyer. In the event Buyer approves any such Capital Project, the Seller shall move forward with such project on a timely basis and manage such project in consultation with the Buyer. Any Compliance Costs paid by the Buyer pursuant to this Section 5.1(b) shall be subject to reimbursement if and when required under Section 2.7(d). In no event shall the Seller be obligated to incur any Compliance Costs.

(c) Except as provided in Section 5.1(a) and Section 5.1(b) of the Disclosure Schedules, between the date of this Agreement and the Closing Date, without the prior written consent of the Buyer (which consent shall not be unreasonably withheld), the Seller shall not:

(i) sell, transfer, encumber, lease, sublease, license, sublicense or otherwise dispose of any Transferred Assets or any interest therein, other than immaterial dispositions in the Ordinary Course of Business;

(ii) enter into any contract, agreement or arrangement that would be a Material Contract if entered into prior to the date of this Agreement, or amend any contract if it was a Material Contract or would be after giving effect to such amendment;

(iii) without limiting Section 5.1(c)(ii), (A) change the programming line-up with respect to any Systems, except to the extent required by Law, (B) enter into or amend any Programming Agreement that results in additional Launch Fees or (C) enter into any Retransmission Agreement or any renewal thereof (provided that the Buyer shall approve any such Retransmission Agreement (or renewal) that is commercially reasonable and has similar terms and conditions (including with respect to consideration given by the Seller or a System to the originating station in exchange for consent to retransmit a broadcasting signal) that are not more onerous with respect to the Systems as terms and conditions agreed to by the Buyer Group at any time on or after the date hereof with respect to the Buyer Group’s cable systems);

(iv) engage in any sales, marketing, promotional, subscriber installation, collection or disconnection practices outside the Ordinary Course of Business or inconsistent with past practices or offer discounts pursuant to selling, marketing or promotional campaigns other than those campaigns identified on Section 5.1(c)(iv) of the Disclosure Schedules;

(v) (A) increase the compensation of any System Employee, except for increases in salary or wage rates in the Ordinary Course of Business or as required by the terms of agreements or plans currently in effect and listed on Section 3.9 of the Disclosure Schedules, (B) establish, amend, pay, agree to grant or increase any Retention Bonus or any similar benefit under any plan, agreement, award or arrangement, other than such as will be fully paid and satisfied on or prior to the Closing Date and the related liabilities of which will be Excluded Liabilities, or other than as required pursuant to any existing plan, agreement, award or arrangement currently in effect and listed on Section 3.9 of the Disclosure Schedules, (C) hire any employee with annual compensation in excess of $50,000, (D) enter into any new employment or severance agreement or amend (except as required to satisfy applicable Law) any such existing agreement with any System Employee (provided that the foregoing shall not restrict the Seller from taking any such action so long as the Buyer will not be bound by any such action if the System Employee becomes a Transferred Employee), or (E) establish, adopt, enter into, amend (except as required to satisfy applicable Law) or terminate any Employee Plan providing for severance, termination pay, pension, retirement, health, welfare or other benefits (provided that the foregoing shall not restrict the Seller from taking any such action which reduces or eliminates benefits so long as the Buyer will not be bound by any such action (including as it may relate to the terms of any offer to any System Employee pursuant to Section 5.4(a)) if any System Employee covered thereby becomes employed by a Buyer in connection with the Transaction);

(vi) make any material change in any method of accounting, accounting practice or policy or in any material method of Tax accounting, except as required by GAAP;

(vii) fail to implement procedures for disconnection and discontinuance of service to subscribers whose accounts are delinquent, in the Ordinary Course of Business, or who request termination of service;

(viii) fail to maintain in full force and effect existing policies of insurance with respect to the Systems or replacement insurance;

(ix) settle any claim, action, arbitration, dispute or other proceeding that would result in Seller being enjoined in any respect material to the Transaction or the Systems or that would have a material adverse effect on the Systems after the Closing;

(x) except for capital expenditures, acquire any material assets or any business or other cable systems in one or a series of related transactions, other than (A) pursuant to agreements in effect as of the date hereof and set forth on Section 5.1(c)(x) of the Disclosure Schedules, (B) assets acquired by the Seller or any of the Systems in the Ordinary Course of Business and (C) Assets that constitute Excluded Assets;

(xi) fail to (A) maintain inventories and supplies sufficient for the operation of the Systems in the Ordinary Course of Business (which shall include inventory having a cost basis of not less than $225,000 in the aggregate), (B) maintain the material Transferred Assets in sufficient operating condition for immediate use in the Ordinary Course of Business, ordinary wear and tear excepted, or (C) replace any material Equipment or vehicles of the System with Equipment or vehicles that are of equal or greater value; provided, that clause (C) shall not apply to any particular Upgrade Equipment that has been used in an upgrade of the Systems and Seller can demonstrate such use to Buyer’s reasonable satisfaction;

(xii) fail to use commercially reasonable efforts to (A) renew any material Permits that expire prior to the Closing Date, or (B) prevent any material Permits (including any Franchise) from expiring or being revoked, suspended or adversely modified, in each case subject in all respects to the Buyer’s rights under Section 5.6(c)(iii);

(xiii) (A) solicit, initiate or encourage the submission of any proposal or offer from any Person relating to the acquisition of any capital stock of the Seller or any of the Systems or other voting securities, or any substantial portion of the Transferred Assets or the Systems, or (B) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any Person to do or seek any of the foregoing;

(xiv) directly or indirectly, solicit for employment or hire (or permit any Affiliate of the Seller to solicit for employment or hire) any System Employee (other than any former System Employee whose employment by or with respect the Systems ended at least 180 days prior to such solicitation or hire) for purposes of employment by the Seller or its Affiliates with respect to other cable systems or businesses; or

(xv) authorize or enter into, or announce an intention to authorize or enter into, any agreement or commitment with respect to any of the foregoing.

(d) From the date of this Agreement until the Closing Time, the Seller shall commence any permitting processes (including with respect to pole permits) and begin any necessary makeready engineering as Buyer may request such that any line extension or System buildout projects to be undertaken by the Buyer after the Closing can commence as soon as reasonably practicable after the Closing. The Buyer shall pay all documented out-of-pocket expenditures of the Seller related to such activities within 10 Business Days of invoice (in form and substance reasonably satisfactory to the Buyer). Any such payment shall be made by wire transfer of immediately available funds to an account specified by the Seller. The Seller shall cooperate with the Buyer and its representatives with respect to the activities contemplated under this Section 5.1(d).

Section 5.2 Covenants Regarding Access and Information.

(a) From the date of this Agreement until the Closing Time, upon reasonable notice, the Seller shall afford the Buyer, its Affiliates and financing sources, and its and their respective managers, members, general partners, officers, employees, agents, accountants, attorneys, advisors and other representatives (collectively, “Representatives”) reasonable access to the properties, offices, plants and other facilities, books and records of the Seller, and to the employees, advisors and accountants of the Seller (including for the purpose of conducting meetings with the System Employees to facilitate enrollment in the Buyer’s employee benefit plans and other human resources transition matters), and shall furnish the Buyer with such financial, operating and other data and information to the extent related to the Systems as the Buyer may reasonably request; provided, however, that any such access or furnishing of information shall be conducted at the Buyer’s expense, during normal business hours and in such a manner as does not unreasonably interfere with the normal operations of the Seller. Notwithstanding anything to the contrary in this Agreement, the Seller shall not be required to disclose any information to the Buyer or its Representatives if such disclosure is prohibited under applicable Law or relates to an Excluded Asset or Excluded Liability. All requests made pursuant to this Section 5.2(a) shall be directed to such Person or Persons as may be designated by the Seller to the Buyer from time to time.

(b) For a period of three years after the Closing Date or, if shorter, the applicable period specified in the Buyer’s document retention policy, the Buyer shall (i) retain the books and records relating to the Systems relating to periods prior to and including the Closing Date and (ii) upon reasonable notice afford the Representatives of the Seller reasonable access (including the right to make, at the Seller’s expense, photocopies) to such books and records to the extent related to the Systems as of such periods; provided, however, that any such access or furnishing of information shall be conducted during normal business hours and in such a manner as does not unreasonably interfere with the normal operations of the businesses of the Buyer or its Affiliates. Notwithstanding anything to the contrary in this Agreement, the Buyer shall not be required to disclose any information to the Seller or its Representatives if such disclosure is prohibited under applicable Law or relates to any Return of the Buyer or its Affiliates or to the operation of the Systems after the Closing. All requests made pursuant to this Section 5.2(b) shall be directed to such Person or Persons as may be designated by the Buyer to the Seller from time to time. All information received pursuant to this Section 5.2(b) shall be subject to the terms and conditions of Section 5.5. No Books and Records shall be destroyed by the Buyer without first advising the Seller in writing and giving the Seller a reasonable opportunity within 30 days of such notice to obtain possession thereof at the Seller’s expense.

(c) For a period of three years after the Closing Date or, if shorter, the applicable period specified in the Seller’s document retention policy, the Seller shall (i) retain the books and records relating to the Systems relating to periods prior to and including the Closing Date which shall not otherwise have been delivered to the Buyer and (ii) upon reasonable notice, afford the Representatives of the Buyer reasonable access (including the right to make, at the Buyer’s expense, photocopies), to such books and records to the extent related to the Systems; provided, however, that any such access or furnishing of information shall be conducted during normal business hours and in such a manner as does not unreasonably interfere with the normal operations of the businesses of the Seller or its Affiliates. Notwithstanding anything to the contrary in this Agreement, the Seller shall not be required to disclose any information to the Buyer or its Representatives if such disclosure is prohibited under applicable Law or relates to an Excluded Asset or Excluded Liability. All requests made pursuant to this Section 5.2(c) shall be directed to such Person or Persons as may be designated by the Seller to the Buyer from time to time. None of the books and records relating to the Systems relating to periods prior to and including the Closing Date which shall not otherwise have been delivered to the Buyer shall be destroyed by the Seller without first advising the Buyer in writing and giving the Buyer a reasonable opportunity within 30 days of such notice to obtain possession thereof at the Buyer’s expense.

(d) The Seller acknowledges and agrees that the Buyer may commission, at the Buyer’s sole cost and expense, a Phase I environmental site assessment (as such term is described in the American Society of Testing and Materials Standard 1527) with respect to all or any portion of the Real Property (a “Phase I Assessment”). If any Recognized Environmental Condition (as such term is defined in ASTM Standard E1527-00, the standard for environmental site assessments) is identified by any Phase I Assessment, then the Buyer may request the Seller’s consent to conduct any other environmental investigation, sampling, testing or assessment of any kind at the applicable Real Property in order to reasonably evaluate such Recognized Environmental Condition. The Seller may withhold such consent in its sole discretion. In the event that the Seller withholds such consent, the Buyer may terminate this Agreement in accordance with Section 8.1(e). If the Seller consents to further investigation by the Buyer, the Seller shall comply with any reasonable request for information or access made by the Buyer or its Representatives in connection with any such investigation; provided, however, that the Buyer shall not unreasonably interfere with the Seller’s use and operation of the Real Property in connection with such investigation. Should the Buyer commission such an investigation, sampling, testing or assessment, such activities will have no effect on the representations and warranties made by the Seller to the Buyer under this Agreement or in any certificate with respect thereto delivered pursuant to this Agreement (or the Buyer’s rights with respect to such representation, warranty or certificate under Article VII). Any access to the Real Property shall be at the risk of the Buyer and its Representatives, and in connection therewith, the Buyer shall indemnify and hold harmless the Seller Indemnified Parties with respect to any Losses resulting from or arising out of this Section 5.2(d); provided that in no event shall Buyer be responsible for any Excluded Liability or Losses related to conditions discovered in the process of conducting any investigation hereunder.

(e) Without limiting the generality of Section 5.2(a), from the date hereof through the Closing, the Seller shall cause responsible System Employees (including applicable General Managers or vice presidents) to hold a monthly meeting with the Buyer (which meetings may be conducted telephonically) during which such employees shall provide an update as to the operations and performance of the Systems and matters relating to the transition of ownership of the Systems from Seller and the Systems to the Buyer (including with respect to Franchise matters); provided that from and after August 31, 2006, such meetings shall be held twice per month. Such meetings shall be held at mutually convenient times as may be agreed from time to time by such Employees and the Buyer and shall in no event unreasonably interfere with the normal operation of the Systems.

(f) Without limiting the generality of Section 5.2(a), the Seller shall deliver to the Buyer true, correct and complete copies of (i) all rate regulation documents relating to the Systems prepared or filed at any time between the date of this Agreement and the Closing, and (ii) all material correspondence, filings and submissions with or to any Governmental Authority sent or made between the date of this Agreement and the Closing. In addition, within 15 days after each month’s end, the Seller shall deliver to the Buyer true, correct and complete copies of System Reports for each of the Systems as of the last day of such month. Each System Report delivered pursuant to this Section 5.2(f) shall contain the same categories of information and data provided in, and shall be prepared on a basis consistent with the preparation of, the System Reports included in Section 3.5(b) of the Disclosure Schedules.

Section 5.3 Notification of Certain Matters. Until the Closing, each party hereto shall reasonably promptly notify the other party in writing of any fact, change, condition, circumstance or occurrence or nonoccurrence of any event of which it is aware that will or is reasonably likely to result in any of the conditions set forth in Article VI of this Agreement becoming incapable of being satisfied.

Section 5.4 Employee Benefits.

(a) Continuity of Employment for System Employees. Section 5.4(a) of the Disclosure Schedule sets forth a list (the “Employee List”) of all System Employees by work location as of a recent date, showing the original hire date, then-current positions and rates of compensation, rate type (hourly or salary) and scheduled hours per week, and whether the employee is subject to an employment agreement, a collective bargaining agreement or represented by a labor organization, and the amount of any Retention Bonus payable to such System Employee. Not earlier than 60 days prior to the Closing, the Seller shall provide the Buyer an updated list of System Employees (the “Updated Employee List”) showing the same categories of information as provided in the Employee List. Prior to the later of the 30th day prior to the Closing and the 15th day after the Buyer receives the Updated Employee List, the Buyer shall notify the Seller in writing of the System Employees to whom the Buyer will not offer employment. Effective as of the Closing, the Buyer shall make offers of employment (on an at-will basis), contingent upon the Closing, to all System Employees (other than any System Employees to whom the Buyer chooses not to offer employment pursuant to the immediately preceding sentence (collectively, “Excluded Employees”)) listed on the Updated Employee List and, contingent on such System Employee being an Applicable Employee as of the Closing Date. Each such System Employee who accepts the Buyer’s offers of employment and who becomes an employee of a Buyer effective as of the Closing is referred to in this Agreement as a “Transferred Employee”. Each offer by the Buyer shall include employment with substantially similar responsibilities and base compensation as of the Closing and at the same general geographic location as such employee’s primary place of employment as of the Closing. The Seller and its Affiliates shall retain liability for any and all obligations and liabilities to any other System Employee who is not a Transferred Employee. Notwithstanding anything set forth herein, this Section 5.4 shall not constitute an employment agreement or require the Buyer or its Affiliates to maintain the employment of any System Employee or any benefit plan for any period, or restrict the Buyer or any member of the Buyer Group from modifying or replacing the terms of such employment or any such benefit plan after the Closing Date.

(b) Employee Benefits; Service Credit. The Buyer shall provide the Transferred Employees with employee benefits that are no less favorable in the aggregate than the employee benefit plans, agreements, programs, policies and arrangements provided to similarly situated employees of the Buyer Group. The Transferred Employees shall receive credit for all periods of employment and/or service with the Seller credited by the Seller prior to the Closing Time under the Employee Plans for purposes of eligibility and vesting (but not for benefit accrual, except for accrual of vacation and severance benefits) under relevant plans and policies (other than any equity-based plan or policy) of the Buyer Group.

(c) Vacation and Sick Leave Benefits. With respect to any accrued but unused vacation time to which any Transferred Employee is entitled pursuant to the vacation policy applicable to such Transferred Employee immediately prior to the Closing Date, the Buyer shall, to the extent permitted by applicable Law, assume the liability for such accrued vacation and allow such Transferred Employee to use such accrued vacation to the extent such Transferred Employee would have been entitled to such accrued vacation based on his level and years of service under the vacation policy of the Buyer Group in effect as of the Closing Date as if such Transferred Employee had been employed by the Buyer during such Transferred Employee’s employment with the Seller; provided, however, that if the Transferred Employee’s accrued vacation is greater than the amount of vacation to which such Transferred Employee would have been entitled under the Buyer Group’s vacation policy, the Buyer shall pay to such Transferred Employee within 90 days of the Closing Date an amount in cash equal to the difference.

(d) No Third-Party Beneficiaries. Nothing herein express or implied by this Agreement shall confer upon any System Employee, or legal representative thereof, any rights or remedies, including any right to employment or benefits for any specified period, of any nature or kind whatsoever, under or by reason of this Agreement.

Section 5.5 Post-Closing Confidentiality. From and after the Closing, the Seller shall (i) treat and hold as confidential and refrain from disclosing to any third party all Confidential Information (as defined below), (ii) refrain from using any of Confidential Information in any way except as in connection with this Agreement or to comply with Seller’s tax or accounting requirements, and (iii) cause its Affiliates, trustees, directors, officers, employees or representatives to comply with the foregoing. After the Closing, the Seller and its Affiliates shall deliver promptly to the Buyer or destroy, at the request and option of the Buyer, all tangible embodiments (and all copies) of Confidential Information that are in its possession. Notwithstanding the foregoing restrictions, in the event that Seller or any of its related Persons described in the foregoing clause (iii) is requested or required pursuant to written or oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process to disclose any Confidential Information, such Seller will notify the Buyer promptly of the request or requirement so that the Buyer may seek an appropriate protective order or waive compliance with the provisions of this Section 5.5. If, in the absence of a protective order or the receipt of a waiver hereunder, any such Person is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, such Person may disclose the Confidential Information to the tribunal; provided, however, that such Person shall use his, her, or its commercially reasonable efforts to obtain (at the Company’s cost) an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the Company shall designate. For purposes of this Agreement, the term “Confidential Information” means any information concerning the businesses and affairs of the Buyer and its Affiliates, the Systems or the Transferred Assets; provided that Confidential Information shall not include the portion of any such information that is or becomes generally available to the public other than by action of the Seller or its Affiliates, directors, officers, employees or representatives. Each party acknowledges and agrees that the Buyer and its successors and assigns may enforce this Section 5.5 in accordance with Section 9.10.

Section 5.6 Consents and Filings; Further Assurances.

(a) Each of the parties shall use all commercially reasonable efforts to take, or cause to be taken, all appropriate action to do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements as promptly as practicable, including to (i) obtain the Required Consents and (ii) promptly make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement required under applicable Law. Except for fees related to any filings pursuant to the HSR Act (which shall be paid by the Buyer) or as provided in the next sentence, all fees to be paid and costs incurred in connection with obtaining the Required Consents and making such filings shall be borne by the Seller. The Buyer and Seller agree that if, in connection with the process of obtaining any Required Consent, a Governmental Authority or other Person requires the payment of filing fees, consultant fees or other normal and usual fees or costs, the Buyer (on the one hand) and the Seller (on the other hand) will share such fees and costs equally, provided that (A) neither party shall be obligated to pay more than $25,000 in the aggregate in respect thereof (except, in the case of the Seller, for amounts incurred, accrued or known to the Seller prior to the date hereof), (B) in no event shall the Buyer be responsible to pay any fees or costs incurred in connection with the process of obtaining a renewal for any Expired Franchise (including, for the avoidance of doubt, the issuance of any new Franchise), and (C) unless the Buyer has consented in writing, in no event shall the Buyer be responsible to pay any increased costs or expenses that would affect Buyer or the Systems after the Closing; and provided, further, that in any event each party shall be solely responsible for the fees and expenses of its own legal counsel.

(b) Section 5.6(a) notwithstanding, the Seller and the Buyer shall prepare and file, or cause to be prepared and filed, within 15 Business Days after the date of this Agreement, all applications (including FCC Forms 394 or other appropriate forms, to the extent the Seller determines they are necessary or appropriate) required to be filed (i) with the FCC and (ii) with any other Governmental Authority that are necessary for the assignment to the Buyer of the Franchises in connection with the consummation of the transactions contemplated hereby. The Buyer has provided to the Seller all information deemed reasonably necessary by the Seller for the completion of the FCC Forms 394 required to be filed in order to obtain the LFA Approvals (including information required by the terms of the Franchises), and agrees to cooperate reasonably, diligently, and in good faith with the Seller in the preparation of such FCC Forms 394 to permit the filing of such FCC Forms 394 no later than the 15 Business Days after the date of this Agreement. Following the execution hereof, until the Closing, the Seller shall timely send or cause to be sent all required renewal letters with respect to the Franchises pursuant to Section 626(a) of the Cable Act to the proper Governmental Authority (after consulting with the Buyer with respect thereto).

(c) (i) The Seller shall deliver with each FCC Form 394 a proposed Franchise transfer resolution on terms to be agreed upon in good faith by the Buyer and Seller (each, a “Franchise Transfer Resolution”). The Seller shall request or cause to be requested all other Required Consents not related to Franchises and Leased Real Property by letter on terms to be agreed upon in good faith by the Buyer and Seller (each, a “Seller’s Required Consent Letter”).

(ii) The Buyer agrees that, if in connection with the process of obtaining any Required Consent, a Governmental Authority or other Person purports to require any condition or any change to a Permit or Contract to which such Required Consent relates that would be applicable to either the Buyer or the Seller as a requirement for granting such Required Consent, which condition or change involves a monetary payment or commitment to such Governmental Authority or other Person, either the Buyer or the Seller may elect, in their sole discretion, to satisfy the full amount of such monetary payment or commitment including the present value of any increased costs or expenses that would affect Buyer after the Closing (notwithstanding the obligation to share costs set forth in Section 5.6(a)), in which case, the other party shall be deemed to accept such condition or change to the extent so satisfied.

(iii) Subject to the terms of subsection (ii) above, the Seller shall not, without the Buyer’s prior written consent, agree to any adverse change to the terms of any Permit or Contract as a condition to (A) obtaining any Required Consent to the transfer or assignment of such Permit or Contract to the Buyer or (B) obtaining any renewal of an Expired Franchise or any other expired material Permit. If in connection with obtaining any Required Consent, a Governmental Authority or other third party seeks to impose any condition or adverse change to any Permit or Contract to which such Required Consent relates that would be applicable to the Buyer as a requirement for granting such Required Consent, the Seller will promptly notify the Buyer of such fact and the Seller shall not agree to such condition or adverse change unless the Buyer shall consent to such condition or change in writing.

(d) The Buyer shall promptly, but in no event more than 10 days after receipt of such request, furnish to any Governmental Authority or other Person from which a Required Consent is requested such accurate and complete information regarding the Buyer, including financial information relating to the cable and other media operations of the Buyer, as a Governmental Authority or other Person may reasonably require in connection with obtaining such Required Consent.

(e) Notwithstanding the provisions of this Section 5.6, neither the Seller nor the Systems shall have any further obligation to obtain Required Consents (i) for any business radio license that the Seller reasonably expects can be obtained within 120 days after the Closing Date and so long as a temporary authorization is available to and has been granted to the Buyer under FCC rules with respect thereto; and (ii) with respect to Leased Real Property, if the Seller obtains and makes operational prior to the Closing substitute Leased Real Property that is reasonably satisfactory to the Buyer.

(f) Except with respect to the Franchises, which are the subject of Section 2.5(b), if and to the extent that the Seller fails to obtain all Required Consents on or prior to the Closing (regardless of whether the Buyer shall have waived satisfaction of any applicable condition to the Closing), then, for a period of six months following the Closing Date, the Seller shall continue to use commercially reasonable efforts to obtain such Required Consents in accordance with this Section 5.6.

(g) Section 5.6(a) notwithstanding, the Seller and the Buyer shall, promptly after the execution and delivery of this Agreement, but in no event later than 30 days after the date of this Agreement, complete and file, or cause to be completed and filed, with the FTC and the Antitrust Division any notification and report required to be filed under the HSR Act with respect to the transactions contemplated under this Agreement, and each such filing shall request early termination of the waiting period imposed by the HSR Act. Each of the Buyer and the Seller shall coordinate with the other with respect to its filings, shall cooperate to prevent inconsistencies between their respective filings and shall furnish to each other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of necessary filings or submissions under the HSR Act. All fees related to any filings under the HSR Act shall be paid by the Buyer. The parties shall use commercially reasonable efforts to respond as promptly as practicable to any requests received from the FTC or the Antitrust Division for additional information or documentation and respond as promptly as practicable to inquiries and requests received from other Governmental Authorities with respect to antitrust matters.

(h) Each of the parties shall promptly notify the other party of any communication it or any of its Affiliates receives from any Governmental Authority relating to any filing made pursuant to Section 5.6(g). Neither party shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry under the HSR Act unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate at such meeting. Subject to the Confidentiality Agreement, the parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing. Subject to the Confidentiality Agreement, the parties will provide each other with copies of all correspondence, filings or communications between them or any of their Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to any filings made pursuant to Section 5.6(g).

(i) For purposes of this Section 5.6, subject to subsection (g), above, “commercially reasonable efforts” will not be deemed to require a party to undertake extraordinary measures, including the initiation or prosecution of legal proceedings or the payment of amounts in excess of normal and usual filing fees and processing fees, if any.

Section 5.7 Release of Guaranties. At the Closing, the Seller shall cause the Guaranties to be revoked or terminated, and the Buyer shall be responsible for securing replacement guarantees to the extent required. In the event any of the Guaranties are not released prior to or at the Closing, the Buyer shall indemnify and hold the Seller harmless for any and all Losses (except to the extent such Losses constitute Excluded Liabilities) incurred by the Seller from and after the Closing with respect to the Guaranties until such Guaranty is released. Any such indemnity shall be provided in accordance with Article VII of this Agreement as if such Losses were Assumed Liabilities.

Section 5.8 Corporate Name.

(a) The Buyer acknowledges that, after the Closing Date, the Seller shall have the absolute and exclusive proprietary right to the Excluded Marks, and that none of the rights thereto or goodwill represented thereby or pertaining thereto are being transferred hereby or in connection herewith. The Buyer agrees that after the Closing Date they shall not, nor shall they permit any of their Affiliates to, use any Excluded Mark in or on any of its literature, sales materials or products or otherwise in connection with the sale of any products or services; provided, however, that the Buyer may continue to use any printed literature, sales materials, purchase orders and sales, maintenance or license agreements that bear an Excluded Mark until the supplies thereof existing on the Closing Date have been exhausted, but in any event for no longer than 6 months after the Closing Date. With respect to the printed purchase orders and sales, maintenance or license agreements referred to in the preceding sentence, after the Closing Date the Buyer shall use commercially reasonable efforts to sticker or otherwise mark such documents as necessary in order to indicate that neither the Seller nor any of its Affiliates are a party to such documents. From and after the expiration of such 6-month period, the Buyer shall cease to use any such literature and sales materials, delete or cover (as by stickering) any Excluded Mark from any item included in inventory that bears such Excluded Mark and take such other actions as may be necessary or reasonably requested by the Seller to indicate that none of the Buyer nor any of its Affiliates is affiliated with the Seller, the Systems or any of their Affiliates. The Seller and the Systems hereby grant Buyer a royalty-free license to use the Excluded Marks for the limited purposes described by this Section 5.8.

(b) Notwithstanding subsection (a) above, (i) nothing in this Section 5.8 shall require the Buyer to remove or discontinue using any Excluded Mark that is affixed as of the Closing Date to converters, remote controls or other items in or to be used in consumer homes or properties, or as are used in a similar fashion making such removal or discontinuation impracticable provided that the Buyer uses commercially reasonable efforts to cover or remove names and marks affixed to such converters, remote controls and other items when such items are returned by the consumer to the Buyer and (ii) pursuant to the agreement to be entered into, and negotiated in good faith, between the Buyer and Seller on or before the Closing Date (the “Domain Name Agreement”), the Buyer shall have the right to continue to use (and enable customers and other Persons to use) the “G Force Cable” Mark for purposes of sending, receiving, supporting and otherwise using email addresses ending in the domain name “gforcecable.com”, for the period set forth in, and subject to the terms and conditions of the Domain Name Agreement.

Section 5.9 Refunds and Remittances. After the Closing, if the Seller or any of its Affiliates receive any refund or other amount that is or arises out of a Transferred Asset or is otherwise properly due and owing to the Buyer in accordance with the terms of this Agreement, the Seller promptly shall remit, or shall cause to be remitted, such amount to the Buyer.

Section 5.10 Bulk Transfer Laws. The Buyer hereby waives compliance by the Seller with the provisions of any so-called “bulk transfer laws” of any jurisdiction in connection with the sale of the Transferred Assets to the Buyer.

Section 5.11 Public Announcements. Prior to the Closing, the Seller and the Buyer shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statement with respect to the transactions contemplated hereby, and shall not issue any such press release or make any such public statement prior to such consultation, except (i) as may be required by applicable Law or an existing contract, or (ii) in the case of the Buyer, to comply with the requirements of the agreements governing Buyer’s and its Affiliates’ financing transactions, in each case so long as the disclosing party, to the extent practicable, provides the other party with reasonable advance notice of any such press release or public statement. Nothing contained in this Agreement shall restrict the Buyer or its Affiliates from making any disclosure, statement or announcement concerning the Transferred Assets or the Systems after the Closing.

Section 5.12 Retransmission Consents. Prior to the Closing, the Buyer and the Seller shall use commercially reasonable efforts to cause any Retransmission Consent Agreement to which the Seller is a party that is assignable to be assigned to Buyer at the Closing.

Section 5.13 Leased Vehicles; Other Capital Leases. Prior to the Closing, the Seller will pay, or cause to be paid, the remaining balances on any leases for vehicles or capital leases included in the Transferred Assets and will deliver such vehicles and other Equipment free and clear of all Encumbrances (other than Permitted Encumbrances) to the Buyer at the Closing. For the avoidance of doubt, any such leases and obligations thereunder are Excluded Assets and Excluded Liabilities.

Section 5.14 Financing Assistance; Additional Financial Statements.

(a) The Seller shall assist the Buyer in timely obtaining the financing contemplated by the Financing Letter or any replacement thereof (the “Buyer’s Financing”), including, (i) assisting in the preparation of confidential information memoranda (whether with respect to a syndicated bank financing) and rating agency presentations with respect to the Financing, (ii) delivering such financial and statistical information and projections relating to the Seller as may be reasonably requested in connection with the Financing, (iii) arranging for Frankel & Starr, Certified Public Accountants, LLP, the Seller’s independent auditor (the “Seller’s Auditor”), lawyers and consultants to provide such services that may be required in respect of the Financing, (iv) providing timely access to diligence materials and appropriate personnel to allow financing sources and their representatives to complete all appropriate diligence in accordance with Section 5.2(a), and (vi) providing assistance with respect to the review and granting of security interests in collateral for the Financing, and obtaining any consents associated therewith (including pre-filing of financing statements, which is hereby authorized). Any out-of-pocket expenses incurred by the Seller in the performance of its obligations under this Section 5.14(a) shall be borne by the Buyer and shall be reimbursed within 10 Business Days of invoice (in form and substance reasonably satisfactory to the Buyer).

(b) On or prior to the Closing Date, the Seller shall deliver to the Buyer financial statements of the Seller consisting of (i) a balance sheet of the Seller as of March 31, June 30 and September 30 of 2005 and March 31, 2006, together with the related statement of operations for the 12-month periods then ended (together with the financial statements described in Section 5.14(c) and the Interim Financial Statements, the “Additional Unaudited Financial Statements”). The Seller will reasonably cooperate with the Buyer and promptly provide the Buyer with all additional financial statements, financial information and related documentation reasonably requested by the Buyer from time to time in order for the Buyer to comply with the Exchange Act.

(c) On or prior to the Closing Date, the Seller shall deliver to the Buyer (i) within 45 days after the end of each month (beginning with the month ending June 30, 2006), unaudited monthly financial statements (including year-to-date results) of the Seller, and (ii) within 45 days after the end of each fiscal quarter (beginning with the quarter ending June 30, 2006), unaudited quarterly financial statements (including year-to-date results) of the Seller.

(d) On or prior to July 31, 2006, the Seller shall deliver to Buyer the unaudited consolidated balance sheet of the Systems as of May 31, 2006 and the related unaudited consolidated statements of results of operations and cash flows of the Systems for the 5-month period then ended (collectively, the “Interim Financial Statements”).

(e) Seller hereby covenants, represents and warrants that (i) Seller shall prepare the Additional Unaudited Financial Statements in accordance with GAAP consistently applied, and (ii) the Additional Unaudited Financial Statements shall be based on the books and records of the Seller, and shall fairly present, in all material respects, the financial condition and results of operations and cash flows of the Seller, it being understood and agreed that the Additional Unaudited Financial Statements shall lack footnotes and similar presentation items and shall be subject to normal year-end adjustments (none of which shall be material).

Section 5.15 Title Insurance and Surveys. The Seller shall use its reasonable best efforts to assist Buyer in obtaining the title commitments, Title Policies and Surveys in form and substance as set forth in Section 6.3(h) and Section 6.3(i), within the time periods set forth therein, including removing from title any Encumbrances that are not Permitted Encumbrances. The Seller shall provide the Title Company with any affidavit, indemnity or other assurances requested by the Title Company to issue the Title Policies.

Section 5.16 Nonsolicitation. Neither the Seller nor its Affiliates shall, at any time prior to the second (2nd) anniversary of the Closing Date, directly or indirectly (i) hire any System Employee other than an Excluded Employee, or (ii) solicit or induce any System Employee, other than an Excluded Employee, to remain in or return to the employ of the Seller or any of its Affiliates or otherwise attempt to retain or obtain the services of any such person, in each case except for any employee that is terminated by the Buyer, in which case the foregoing restrictions shall cease to apply to such employee on the six-month anniversary of such employee’s termination. Each party acknowledges and agrees that the Buyer and its successors and assigns may enforce this Section 5.16 in accordance with Section 9.10.

Section 5.17 Transfer Taxes.

(a) All federal, state, local or foreign or other excise, sales, use, value added, transfer (including real property transfer or gains), stamp, documentary, filing, recordation and other similar taxes and fees that may be imposed or assessed as a result of the Transaction, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties (the “Transfer Taxes”) shall be paid by the Seller.

(b) Any Returns that must be filed in connection with Transfer Taxes (the “Transfer Tax Returns”), other than Transfer Tax Returns relating to real property and vehicles that are included in the Transferred Assets (which shall be prepared and filed by the Buyer), shall be prepared and filed by the Seller. The Buyer and Seller shall (and shall cause each of their respective Affiliates to) cooperate in the timely completion and filing of all such Transfer Tax Returns, and the Buyer and Seller shall (and shall cause each of their respective Affiliates to) execute such documents in connection with such filings as shall have been required by Law or reasonably requested by the other party. The Seller or the Buyer, as the case may be, shall furnish the other party a copy of any Transfer Tax Return (or similar form claiming an applicable exemption from Transfer Taxes) prepared and filed pursuant to this Section 5.17.

(c) Any Transfer Taxes resulting from any subsequent increase in the Purchase Price pursuant to this Agreement shall be borne in accordance with the provisions of this Section 5.17.

Section 5.18 Exclusivity. From the date hereof until the termination of this Agreement in accordance with Article VIII, none of the Seller or its Affiliates, officers, directors, trustees, advisors, representatives and agents (collectively, the “Seller Group”) shall directly or indirectly initiate, solicit, negotiate, accept, discuss or enter into any actual or proposed Competing Acquisition, whether by merger, consolidation, recapitalization, purchase of stock, assets or partnership interests, tender offer or otherwise, or provide any information to any Person where it is reasonable to believe such Person would use such information in connection with an actual or proposed Competing Acquisition, or enter into any agreement, arrangement or understanding requiring any member of the Seller Group or any Person acting on its behalf to abandon, terminate or fail to consummate the transactions contemplated hereunder. The Seller represents and warrants that no member of the Seller Group is party to or bound by any agreement with respect to an actual or proposed Competing Acquisition and that the members of the Seller Group have terminated all discussions with third parties regarding proposed Competing Acquisitions. Any noncompliance with this paragraph by any member of the Seller Group will constitute a breach of this paragraph by the Seller. As used in this Agreement, the term “Competing Acquisition” means any direct or indirect acquisition or purchase of all or a material portion of the Transferred Assets, the Systems or the securities of the Seller, or a financing transaction involving the payment of a dividend or other distribution to the Seller or its securityholders, in each case other than as contemplated hereunder.

ARTICLE VI

CONDITIONS TO CLOSING

Section 6.1 General Conditions. The respective obligations of the Buyer and the Seller to consummate the transactions contemplated hereby shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may, to the extent permitted by applicable Law, be waived in writing by either party in its sole discretion (provided that such waiver shall only be effective as to the obligations of such party):

(a) No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that enjoins, restrains, makes illegal or otherwise prohibits the consummation of the transactions, taken as a whole, contemplated by this Agreement or the Ancillary Agreements, nor shall any action or other proceeding be pending or threatened that reasonably could be expected to result in any such Law.

(b) Any waiting period (and any extension thereof) under the HSR Act applicable to the transactions contemplated by this Agreement and the Ancillary Agreements shall have expired or shall have been terminated.

Except as otherwise specifically provided herein, the waiver of any condition precedent set forth in this Section 6.1 by any party shall not effect the rights of such party under this Agreement.

Section 6.2 Conditions to Obligations of the Seller. The obligations of the Seller to consummate the transactions contemplated hereby shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by the Seller in its sole discretion:

(a) The representations and warranties of the Buyer contained in this Agreement (without giving effect to any limitation or qualification based on materiality, including the terms “material” or “Material Adverse Effect”) shall be true and correct on and as of the Closing Date, as though made on and as of the Closing Date (except for such representations and warranties made as of a specified date which shall be true and correct as of such date), except where the facts, circumstances, changes or events that cause any such representation or warranty not to be so true and correct would not, individually or in the aggregate, have a Buyer Material Adverse Effect. The Buyer shall have performed all obligations and agreements and complied with all covenants and conditions required by this Agreement to be performed or complied with by it in all material respects prior to or at the Closing. The Seller shall have received from the Buyer a certificate to the effect set forth in the preceding sentences, signed on Buyer’s behalf by a knowledgeable officer thereof.

Except as otherwise specifically provided herein, the waiver of any condition precedent set forth in this Section 6.2 shall not effect the rights of the Seller or the Seller Indemnified Parties under this Agreement.

Section 6.3 Conditions to Obligations of the Buyer. The obligations of the Buyer to consummate the transactions contemplated hereby shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by the Buyer in its sole discretion:

(a) The representations and warranties of the Seller contained in this Agreement (without giving effect to any limitation or qualification based on materiality, including the terms “material” or “Material Adverse Effect”) shall be true and correct on and as of the Closing Date, as though made on and as of the Closing Date (except for such representations and warranties made as of a specified date which shall be true and correct as of such date), except where the facts, circumstances, changes or events that cause any such representation or warranty not to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect. The Seller shall have performed all obligations and agreements and complied with all covenants and conditions required by this Agreement to be performed or complied with by it in all material respects prior to or at the Closing. The Buyer shall have received from the Seller a certificate to the effect set forth in the preceding sentences, signed on Seller’s behalf by a knowledgeable officer or manager thereof.

(b) The LFA Approvals with respect to Franchises that represent, in aggregate, not less than 90% of the EBUs of the Systems, (i) shall have been received, or (ii) shall be deemed to have been received in accordance with Section 617 of the Communications Act (47 U.S.C. Section 537), or (iii) shall not be required by applicable Law (including those areas where the Systems are operated without a Franchise) or under any applicable Franchise; provided, however, if less than 100% of the LFA Approvals have been obtained, all applicable waiting periods (including extensions) shall have expired with respect to the FCC Forms 394 filed in connection with requests for such LFA Approvals that have not been obtained.

(c) There shall not have occurred any change, event or development that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect.

(d) All Required Consents identified on Section 6.3(d) of the Disclosure Schedules shall have been obtained.

(e) Buyer shall have entered into Retransmission Consent Agreements with each television broadcast station serving an area covered by the Systems and carried by the Systems that has elected “retransmission consent” status under the Cable Act on commercially reasonable terms and conditions based on industry experience for similar-sized cable operators.

(f) The Buyer shall have received any Additional Unaudited Financial Statements and other financial statements required to have been delivered or provided to the Buyer pursuant to Section 5.14.

(g) The actions required to be taken pursuant to clause (iii) of Section 5.1(a) shall have been effective for not less than three (3) months.

(h) At Closing, the Buyer shall have obtained title insurance policies from a title company satisfactory to the Buyer (the “Title Company”) (which may be in the form of a mark-up of a pro forma of title commitments) in accordance with title commitments that were ordered within 30 days after the date of this Agreement and that shall have been previously delivered to the Buyer, insuring Buyer’s fee simple title to each parcel of Real Property as of the Closing Date with gap coverage from the Seller through the date of recording, subject only to Permitted Encumbrances, in such amount as Buyer reasonably determines to be the value of the Real Property insured thereunder (the “Title Policies”). The Buyer shall pay all fees, costs and expenses with respect to the title commitments and Title Policies.

(i) Buyer shall have obtained an ALTA survey for each parcel of Real Property for which an ALTA survey was ordered within 30 days after the date of this Agreement, prepared by a licensed surveyor satisfactory to the Buyer, and certified to the Buyer, the Buyer’s lender and the Title Company, in a form satisfactory to each of such parties (the “Surveys”). The Surveys shall not disclose any encroachment from or onto any of the Real Property or any portion thereof or any other survey defect which has not been cured or, provided the Title Company will issue a further assurance endorsement with respect to such defect, insured over to the Buyer’s reasonable satisfaction prior to the Closing. The Buyer shall pay all fees, costs and expenses with respect to the Surveys.

(j) Seller shall have delivered to the Buyer a non-foreign affidavit dated as of the Closing Date and in form and substance required under the Treasury Regulations issued pursuant to Section 1445(b) of the Code so that the Buyer is exempt from withholding any portion of the Purchase Price thereunder.

(k) Seller shall have delivered to Buyer a special or limited warranty deed (as customary in the applicable jurisdiction) with respect to each parcel of Real Property, conveying to Buyer fee simple title to such Real Property, subject only to matters disclosed on the Title Policy that are Permitted Encumbrances, and in form and substance reasonably satisfactory to Buyer.

Except as otherwise specifically provided herein, the waiver of any condition precedent set forth in this Section 6.3 shall not affect rights of the Buyer or the Buyer Indemnified Parties under this Agreement.

ARTICLE VII

INDEMNIFICATION

Section 7.1 Survival of Representations and Warranties. The representations and warranties of the Seller and the Buyer contained in this Agreement and the Ancillary Agreements and any certificate delivered pursuant hereto or thereto shall survive the Closing until the 12-month anniversary of the Closing Date, except for (A) any representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3, Section 3.17, Section 3.20, Section 4.1, Section 4.2 or Section 4.3, in any representation and warranty regarding title to Real Property or Tangible Personal Property, or in any certification delivered pursuant hereto with respect to any such representations and warranties (collectively, the “Excluded Representations”), which representations, warranties and certification shall survive forever, (B) any representations and warranties set forth in Section 3.14 or in any certification delivered pursuant hereto with respect to any such representations and warranties, which representations, warranties and certifications shall survive until the 5-year anniversary of the Closing Date and (C) any representations and warranties set forth in Section 3.13 or in any certification delivered pursuant hereto with respect to any such representations and warranties, which representations, warranties and certifications shall survive for the duration of the applicable statute of limitations.

Section 7.2 Indemnification by the Seller. The Seller shall save, defend, indemnify and hold harmless the Buyer and its Affiliates and the respective Representatives, successors and assigns of each of the foregoing (collectively, the “Buyer Indemnified Parties”) from and against any and all losses, damages, liabilities, deficiencies, claims, interest, awards, judgments, penalties, costs and expenses (including reasonable attorneys’ fees, costs and other out-of-pocket expenses incurred in investigating, preparing or defending the foregoing) (hereinafter collectively, “Losses”) to the extent arising out of or resulting from:

(a) any breach of any representation or warranty made by the Seller contained in this Agreement or any Ancillary Agreement, or any certification made with respect thereto;

(b) any breach of any covenant or agreement by the Seller contained in this Agreement or the Ancillary Agreements; and

(c) any Excluded Liability.

Section 7.3 Indemnification by the Buyer. The Buyer and Parent, jointly and severally, shall save, defend, indemnify and hold harmless the Seller and its Affiliates, direct and indirect shareholders, owners, general partners, managers and members of the Seller or its Affiliates, and the respective Representatives, successors and assigns of each of the foregoing (collectively, the “Seller Indemnified Parties”) from and against any and all Losses to the extent arising out of or resulting from:

(a) any breach of any representation or warranty made by the Buyer contained in this Agreement or any Ancillary Agreement, or any certification made with respect thereto;

(b) any breach of any covenant or agreement by the Buyer contained in this Agreement or the Ancillary Agreements; and

(c) any Assumed Liability.

Section 7.4 Procedures.

(a) In order for a Buyer Indemnified Party or Seller Indemnified Party (each an “Indemnified Party”) to be entitled to any indemnification provided for under this Agreement or the Ancillary Agreements in respect of, arising out of or involving a Loss or a claim or demand made by any Person against such Indemnified Party (a “Third Party Claim”), such Indemnified Party shall deliver notice thereof to the party against whom indemnity is sought (the “Indemnifying Party”) reasonably promptly after receipt by such Indemnified Party of written notice (a “Claim Notice”) of the Third Party Claim, describing in reasonable detail the facts giving rise to any claim for indemnification hereunder and the amount or method of computation of the amount of such claim (in each case to the extent known). The failure to provide such notice, however, shall not release the Indemnifying Party from any of its obligations under this

Article VII except to the extent that the Indemnifying Party is materially prejudiced by such failure in its ability to defend such Third Party Claim. The Indemnifying Party may elect to assume the defense of any Third Party Claim at its sole expense (which expense shall be applied against any indemnification limitation provided herein) with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party. Any such election shall be made by delivery of written notice to the Indemnified Party not later than 15 days (or such lesser number of days set forth in the Claim Notice as may be required by a proceeding in the event of a litigated matter) after receipt by the Indemnifying Party of the applicable Claim Notice; provided that notwithstanding anything set forth in this Agreement to the contrary, the Indemnifying Party may not elect to assume (or continue to conduct) the defense of any Third Party Claim if (i) such Third Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation or seeks injunctive relief or any other remedy other than the payment of money damages, (ii) the Indemnifying Party has failed to defend or is failing to defend in good faith such Third Party Claim, (iii) the Indemnifying Party and the Indemnified Party are both named parties to the applicable proceedings and the Indemnifying Party shall have reasonably concluded that representation of both parties by the same counsel, or the conduct of such defense by the Indemnifying Party would be inappropriate due to actual or potential differing interests between them, (iv) in the case of a Buyer Indemnified Party, it is reasonably likely that the Losses arising from such Third Party Claim will exceed the amount Buyer Indemnified Party will be entitled to recover as a result of the limitations set forth in Section 7.5(b); and provided, further, that prior to assuming control of such defense, the Indemnifying Party must acknowledge in writing that it would have an indemnity obligation hereunder with respect to Losses resulting from such Third Party Claim and agree in writing to be fully and unconditionally responsible for all Losses relating to such Third Party Claim, without any reservation of rights subject only to the limitations set forth in Section 7.5(b), if applicable.

(b) If the Indemnifying Party is entitled to and so assumes the defense of any Third Party Claim in accordance with Section 7.4(a), the Indemnified Party shall have the right to employ separate counsel and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Indemnified Party (other than fees and expenses incurred by the Indemnified Party prior to the Indemnifying Party’s assumption of the defense, which fees and expenses shall be paid by the Indemnifying Party). If the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnified Party shall cooperate with the Indemnifying Party’s reasonable requests with respect to such defense and make available to the Indemnifying Party (at reasonable times, on reasonable notice and at the Indemnifying Party’s sole expense) all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party. If the Indemnifying Party assumes the defense of a Third Party Claim, it shall not, without the prior written consent of the Indemnified Party, settle, compromise or offer to settle or compromise any Third Party Claim on a basis that (i) would result in the imposition of an injunction, decree, ruling or order (whether temporary, preliminary or permanent) that would restrict the future activity or conduct of the Indemnified Party or its Affiliates, a finding or admission of a violation of Law or violation of the rights of any Person by the Indemnified Party, a finding or admission that would have an adverse effect on other claims made or threatened against the Indemnified Party or its Affiliate, any monetary liability of the Indemnified Party that shall not be promptly paid or reimbursed by the Indemnifying Party, or any non-monetary obligation other than customary and mutual non-disclosure obligations with respect to the terms thereof, or (ii) did not include as an unconditional term thereof the delivery by the claimant or plaintiff to the Indemnified Party of a written release from all liability in respect of such action, suit or proceeding.

(c) If the Indemnifying Party (i) is not entitled to defend or continue to defend a Third Party Claim, (ii) does not elect to defend the Indemnified Party against a Third Party Claim by not giving the Indemnified Party timely notice of its desire to so defend or (iii) after assuming the defense of a Third Party Claim, fails to take reasonable steps necessary to defend diligently such Third Party Claim within 10 days after receiving written notice from the Indemnified Party to the effect that the Indemnifying Party has so failed, the Indemnified Party shall have the right but not the obligation to assume its own defense, and any such assumption shall not adversely affect the Indemnified Party’s right to indemnification hereunder with respect to such Third Party Claim.

(d) Whether or not the Indemnifying Party assumes the defense of a Third Party Claim for which the Indemnifying Party may have Liability hereunder, the Indemnified Party may settle such Third Party Claim without the consent of the Indemnifying Party; provided that the terms and amount of such settlement shall not be binding on the Indemnifying Party for purposes of determining the Indemnified Party’s entitlement to indemnification hereunder or the amount of any Loss.

(e) In the event any Indemnified Party should have a claim against any Indemnifying Party hereunder that does not involve a Third Party Claim being asserted against or sought to be collected from such Indemnified Party, the Indemnified Party shall deliver notice of such claim reasonably promptly to the Indemnifying Party, describing in reasonable detail the facts giving rise to any claim for indemnification hereunder, and the amount or method of computation of the amount of such claim (if known). The failure to provide such notice, however, shall not release the Indemnifying Party from any of its obligations under this Article VII so long as notice is ultimately delivered before the expiration of the applicable survival period as set forth in Section 7.1. The Indemnified Party shall reasonably cooperate and assist the Indemnifying Party in determining the validity of any claim for indemnity by the Indemnified Party and in otherwise resolving such matters. Such assistance and cooperation shall include providing reasonable access to and copies of information, records and documents relating to such matters, furnishing employees to assist in the investigation, defense and resolution of such matters and providing legal and business assistance with respect to such matters; provided, however, that any such access (i) shall be on reasonable advance notice, during normal business hours and shall in no event unreasonably interfere with the normal operation of the Buyer’s and their Affiliates’ businesses, and (ii) in the case where the Indemnifying Party is the Seller, shall be subject to Section 5.5.

Section 7.5 Limits on Indemnification.

(a) No claim may be asserted against either party for breach of any representation or warranty contained in this Agreement, the Ancillary Agreements or any certificate delivered pursuant hereto or thereto, unless written notice of such claim is received by such party on or prior to the date on which the representation, warranty or certification on which such claim is based ceases to survive as set forth in Section 7.1, in which case such representation, warranty or certification shall survive as to such claim until such claim has been finally resolved.

(b) Notwithstanding anything to the contrary contained in this Agreement: (i) the Seller shall not be liable to any Buyer Indemnified Party for any claim for indemnification under Section 7.2(a) unless and until the aggregate amount of indemnifiable Losses that may be recovered from the Seller under Section 7.2(a) equals or exceeds $500,000, in which case the Seller shall be liable for all such Losses from the first dollar; (ii) the maximum aggregate amount of indemnifiable Losses that may be recovered by the Buyer Indemnified Parties under Section 7.2(a) shall be an amount equal to $7,000,000 (it being agreed that after the first anniversary of the Closing, such amount shall be reduced to $4,000,000 solely with respect to claims for indemnification made by any Buyer Indemnified Party under Section 7.2(a) after such date; provided, that the aggregate amount of any Losses paid by the Seller in respect of indemnification claims made by any Buyer Indemnified Party under Section 7.2(a) prior to such date shall be applied against such $4,000,000 cap; provided, further, that the Seller’s aggregate liability under Section 7.2(a) shall in no event exceed $7,000,000); and (iii) no party hereto shall have any liability under any provision of this Agreement for any punitive, incidental, consequential, special or indirect damages, including business interruption, loss of future revenue, profits or income, or loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, except to the extent any such party is required to pay any such damages pursuant to a Third Party Claim. Notwithstanding the foregoing to the contrary, the limitations on indemnification set forth in clauses (i) and (ii) of this Section 7.5(b) shall not apply to any claim for indemnification under Section 7.2(a) that relates to an Excluded Representation, a representation and warranty set forth in Section 3.13 or any certification with respect thereto, for which the Seller’s maximum liability shall be the Purchase Price.

(c) In view of the limitations set forth in clause (i) of Section 7.5(b), solely for purposes of this Article IX, if any representation or warranty contained herein or in any Ancillary Agreement or certification delivered pursuant hereto is limited or qualified based on materiality, including the terms “material” or “Material Adverse Effect”, such limitation or qualification shall in all respects be ignored and given no effect for purposes of determining whether any breach thereof, inaccuracy therein or Loss has occurred and the amount of any such Loss.

(d) For all purposes of this Agreement and the Ancillary Agreements, Losses shall be net of any tax benefits actually received with respect to or as a consequence of such Losses (calculated on a “with” versus “without” basis), insurance or other recoveries payable to the Indemnified Party or its Affiliates in connection with the facts giving rise to the right of indemnification (net of any expenditures made in connection with obtaining such recovery and, in the case of insurance, any resulting increase in insurance premiums).

(e) The Buyer and the Seller shall reasonably cooperate with each other with respect to resolving any claim or liability with respect to which one party is obligated to indemnify the other party hereunder, including by making commercially reasonably efforts to mitigate or resolve any such claim or liability; provided, however, that any liability, claim, damage or expense incurred in connection with such attempts to mitigate or resolve shall constitute indemnifiable Losses hereunder.

Section 7.6 Payment of Claims. The sole and exclusive method of payment for indemnifiable Losses sought by the Buyer Indemnified Parties under Section 7.2(a) (other than Losses related to (i) an Excluded Representation, a representation and warranty set forth Section 3.13, or a certification with respect thereto or (ii) a Third Party Claim) shall be a dollar-for-dollar reduction of the principal amount of the Seller Note (as contemplated in clause (ii) of the definition of Deferred Purchase Price), which reduction shall be deemed effective, automatically and without further action of the parties, immediately upon the final determination that such Losses are payable to the Buyer Indemnified Parties hereunder. All other Losses sought by the Buyer Indemnified Parties pursuant to this Article VII shall be paid by the applicable Indemnifying Party in cash in immediately available funds.

Section 7.7 Exclusivity. Except as specifically set forth in this Agreement or the Ancillary Agreements and except in the case of fraud, willful misconduct or intentional misrepresentation (in which case none of the limitations or requirements set forth in this Article VII shall apply) on the part of the Seller in connection with the negotiation, execution or delivery of this Agreement and the Ancillary Agreements or the consummation of the transactions contemplated hereby (to the extent determined by a final judgment by a court of competent jurisdiction), after the Closing this Article VII shall provide the exclusive remedy against the Seller Indemnified Parties for any breach of any representation, warranty, covenant or other claim arising out of or relating to this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of the Buyer and the Seller;

(b) (i) by the Seller, if the Buyer breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement or any Ancillary Agreement and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.2, (B) cannot be or has not been cured prior to the Closing and (C) has not been waived by the Seller or (ii) by the Buyer, if the Seller breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement or any Ancillary Agreement and such breach or failure to perform (x) would give rise to the failure of a condition set forth in Section 6.3, (y) cannot be or has not been cured prior to the Closing and (z) has not been waived by the Buyer;

(c) by either the Seller or the Buyer if the Closing shall not have occurred by December 31, 2006 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available if the failure of the party so requesting termination to fulfill any obligation under this Agreement shall have been the cause of the failure of the Closing to occur on or prior to such date;

(d) by either the Seller or the Buyer in the event that any Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting all of the transactions contemplated hereby, and such order, decree, ruling or other action shall have become final and nonappealable; provided, however, that the party so requesting termination shall have complied with Section 5.6; or

(e) by Buyer in the event that the Seller withholds consent to the Buyer’s further investigation of a Recognized Environmental Condition in accordance with Section 5.2(d).

The party seeking to terminate this Agreement pursuant to this Section 8.1 (other than Section 8.1(a)) shall give prompt written notice of such termination to the other party.

Section 8.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability on the part of either party except (a) for the provisions of Sections 2.7(c) and (d) relating to payment of the Deposit (and in the case of Section 2.7(d), the reimbursement of Compliance Costs) in the event of termination of this Agreement, Sections 3.17 and 4.6 relating to broker’s fees and finder’s fees, Sections 5.2(d) relating to expenses and indemnities, Section 5.2(e) relating to confidentiality and sharing of information, Section 5.5 relating to confidentiality, Section 5.11 relating to public announcements, Section 9.1 relating to fees and expenses, Section 9.4 relating to notices, Section 9.7 relating to third-party beneficiaries, Section 9.8 relating to governing law and this Section 8.2 and (b) subject to the limitations provided in Section 2.7(b), nothing herein shall relieve either party from liability for any breach of this Agreement or any agreement made as of the date hereof or subsequent thereto pursuant to this Agreement.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Fees and Expenses. Except as otherwise provided herein, all fees and expenses incurred in connection with or related to this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated. For the avoidance of doubt, the Seller shall pay all transfer Taxes incurred in connection with the transactions contemplated by this Agreement, regardless of the party on which such Taxes are imposed by Law.

Section 9.2 Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed on behalf of each party and otherwise as expressly set forth herein.

Section 9.3 Waiver. No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies, which they would otherwise have hereunder. Any agreement on the part of either party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party.

Section 9.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or other electronic means reasonably acceptable to both parties, upon written confirmation of receipt by facsimile or such other means, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a) if to the Seller, to:

G Force LLC

620 Park Avenue, No. 14

New York, NY 10021

Attention: Gordon Gray, Jr.

Facsimile:

With copies (which shall not constitute notice) to:

Perkins Coie LLP

1899 Wynkoop Street, Suite 700

Denver, CO 80202

Attention: Bruce D. Stocks, Esq.

Facsimile: (303) 291-2400

(b) if to the Buyer, to:

Atlantic Broadband (SC), LLC

1 Batterymarch Park

Suite 405

Boston, MA 02169

Attention:    David Keefe

                    Matthew Murphy

                    Pat Bratton

Facsimile: (617) 786-8803

with a copy (which shall not constitute notice) to:

ABRY Partners, LLC

111 Huntington Avenue

Boston, MA 02199

Attention: Jay Grossman

Telecopy: (617) 859-8797

and

Kirkland & Ellis LLP

Citigroup Center

153 East 53rd Street

New York, NY 10022

Attention: Armand A. Della Monica, Esq.

Facsimile: (212) 446-4900

Section 9.5 Entire Agreement. This Agreement (including the Exhibits and Disclosure Schedules hereto), the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter of this Agreement. Neither this Agreement nor any Ancillary Agreement shall be deemed to contain or imply any restriction, covenant, representation, warranty, agreement or undertaking of any party with respect to the transactions contemplated hereby or thereby other than those expressly set forth herein or therein or in any document required to be delivered hereunder or thereunder, and none shall be deemed to exist or be inferred with respect to the subject matter hereof. Notwithstanding any oral agreement of the parties or their Representatives to the contrary, no party to this Agreement shall be under any legal obligation to enter into or complete the transactions contemplated hereby unless and until this Agreement shall have been executed and delivered by each of the parties.

Section 9.6 No Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each of the parties and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except as provided in Article VII.

Section 9.7 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of New York, other than Section 5-1401 of the New York General Obligations Law.

Section 9.8 Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by the other party or its successors or assigns shall be brought and determined exclusively in any New York federal court sitting in the Borough of Manhattan of The City of New York; provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of The City of New York. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any action, suit or proceeding relating thereto except in such courts). Each of the parties further agrees to accept service of process in any manner permitted by such courts. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure lawfully to serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by law, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 9.9 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise, by either party without the prior written consent of the other party, and any such assignment without such prior written consent shall be null and void; provided, however, that (i) prior to the Closing, the Buyer may assign this Agreement to any Affiliate of the Buyer without the prior consent of the Seller, and (ii) after the Closing, the Buyer may assign this Agreement to any Affiliate of the Buyer, to any lender for collateral purposes or to any future buyer of the Transferred Assets or Systems (or any portion thereof) or the Buyer without the prior consent of the Seller. Notwithstanding the foregoing, no assignment by the Buyer of this Agreement pursuant to clauses (i) or (ii) of this Section 9.9 shall relieve the Buyer of any of its obligations or liabilities incurred hereunder.

Section 9.10 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, except as provided in Section 2.7(b), each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in federal court sitting in the District of Delaware (or, if such court lacks subject matter jurisdiction, in the Delaware Court of Chancery or the Delaware Superior Court), this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties further hereby waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

Section 9.11 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 9.12 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 9.13 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

Section 9.14 Execution. This Agreement may be executed by delivery of a signature by facsimile or other electronic means reasonably acceptable to both parties and such signature shall constitute an original for all purposes.

Section 9.15 Time of Essence. Time is of the essence with regard to all dates and time periods set forth or referred to in this Agreement.

Section 9.16 No Presumption Against Drafting Party. Each of the Buyer and the Seller acknowledge that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the Seller and the Buyer have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

G FORCE LLC

By:
Name:
Title:

ATLANTIC BROADBAND (SC), LLC

By:
Name:
Title:

ATLANTIC BROADBAND FINANCE, LLC solely for the purposes of Article VII

By:
Name:
Title:

i